EXHIBIT 99.2

For Immediate Release	Date: February 23, 2022
22-16-TR

Teck Reports Unaudited Annual and Fourth Quarter Results for 2021

Record-setting annual and quarterly financial performance driven by high commodity prices and underpinned by business resilience

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited annual and fourth quarter results for 2021.

“We closed out 2021 by setting a number of financial performance records, including our highest-ever quarterly and annual adjusted EBITDA and adjusted profit attributable to shareholders,” said Don Lindsay, President and CEO. “Teck’s record-setting performance was driven by the ongoing positive commodity price environment and made possible by the tremendous resilience of our people, who persevered through heatwaves, wildfires, floods, freezing temperatures and the global pandemic to continue safely and sustainably producing the essential resources the world needs.”

Highlights

•	Adjusted profit attributable to shareholders[1] was a record $1.4 billion or $2.58 per share in Q4 2021, more than five times higher than the same period last year, and $3.1 billion or $5.74 per share for the year.
•	Profit attributable to shareholders of $1.5 billion or $2.79 per share in Q4 2021 was a quarterly record. Profit attributable to shareholders was $2.9 billion or $5.39 per share for the year.
•	Adjusted EBITDA[1] was a record $2.5 billion in Q4 2021, more than 3 times higher than the same period last year, and $6.6 billion for the year. Profit before tax was a record $2.2 billion in Q4 2021 and $4.5 billion for the year.
•	We generated cash flows from operations of $4.7 billion in the year, ending the year with a cash balance of $1.4 billion and no amounts drawn on our US$4 billion committed credit facility. Our liquidity as at February 23, 2022 is $7.0 billion.
•	On February 23, 2022, we declared a $0.625 per share dividend, increased our annual base dividend to $0.50 per share and authorized up to $100 million share buyback.
•	Overall progress on our QB2 project has reached 77% completion.
•	Our copper business unit gross profit increased 20%, supported by an average realized copper price of US$4.46 per pound and copper production of 72,600 tonnes.
•	Our zinc business unit gross profit increased 48%, supported by an average realized zinc price of US$1.52 per pound.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•	Realized steelmaking coal prices of US$351 per tonne drove a $1.4 billion gross profit increase in our steelmaking coal business unit.
•	In 2021, we reached multi-year collective agreements at our Antamina, Quebrada Blanca, Fording River and Elkview Operations, and subsequent to year end, our Highland Valley Copper Operations.
•	We were named to the S&P Dow Jones Sustainability World Index for the 12th consecutive year and recognized as the #1 company in the Metals and Mining sector. We were recognized in January as one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights and the top-ranked mining company.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Financial Summary Q4 2021

Financial Metrics (CAD$ in millions, except per share data)	Q4 2021	Q4 2020
Revenue	$4,406	$2,560
Gross profit	$2,076	$505
Gross profit before depreciation and amortization[1]	$2,480	$911
Profit (loss) before taxes	$2,208	$(549)
Adjusted EBITDA[1]	$2,521	$839
Profit (loss) attributable to shareholders	$1,487	$(464)
Adjusted profit attributable to shareholders[1]	$1,377	$248
Basic earnings (loss) per share	$2.79	$(0.87)
Diluted earnings (loss) per share	$2.74	$(0.87)
Adjusted basic earnings per share[1]	$2.58	$0.47
Adjusted diluted earnings per share[1]	$2.54	$0.46

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	We continue to aggressively mitigate COVID-19 impacts on the project with a focus on our proactive vaccination and testing programs.

•	Overall project progress has reached 77% completion.

•	We have energized our port substations and continue pre-operational testing of the desalination plant, construction of which is more than 85% complete.

•	The water supply pipeline is more than 90% welded and the tailings starter dam construction is more than 85% complete.

•	We continue to expect production in the second half of 2022.

•	Based on ongoing COVID-19 conditions, we have put in place a variety of mitigation measures and incentives with our contractors.

•	Click here for a photo gallery and click here for a video of construction progress on QB2.

Neptune drives resiliency in our steelmaking coal supply chain – response to unprecedented disruptions

•	Neptune Bulk Terminals, following our port upgrade project, achieved periods where it exceeded design capacity during the quarter, driving steelmaking coal mine inventories to historic lows in the first half of November.

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•	In mid-November, the steelmaking coal supply chain was affected by an unprecedented disruption as a result of the B.C. flood events that damaged rail infrastructure and severed the rail link to Vancouver terminals. Extreme cold weather following the flood events lasted through the first half of January, prolonging the recovery and resulting in steelmaking coal mine inventories rising to record highs.

•	We expect that these inventories will be reduced in the first half of 2022, with Neptune being a key enabler to recover sales volumes.

Safety and sustainability leadership

•	Our High Potential Injury Frequency was the lowest ever, down 38% for 2021 compared to 2020.

•	Teck is currently ranked #1 in the Metals and Mining industry on the S&P Corporate Sustainability Assessment, #2 in the Diversified Metals industry by Sustainalytics, #1 among North America Metals and Mining companies by Moody’s ESG (formerly Vigeo Eiris) and ranked AA by MSCI for ESG performance.

•	We were named one of Canada's Top 100 Employers for the fifth consecutive year and named to Forbes Canada's Best Employers 2022 List, Forbes World's Best Employer List and Canada's Top Employer for Young People List.

•	We continue to make progress on our goal of becoming carbon neutral by 2050, including an agreement with Oldendorff Carriers to employ energy efficient bulk carriers for shipments of Teck steelmaking coal from the Port of Vancouver to international destinations, reducing supply chain CO2 emissions by 30 — 40% for shipments handled by Oldendorff. In January, we announced an agreement with Caterpillar Inc. to work towards deploying 30 of Caterpillar’s zero-emission, large haul trucks at Teck mining operations.

Guidance

•	Summary guidance for 2022 is outlined below and our usual guidance tables, including three-year production guidance, can be found on pages 34 — 37.

•	Like others in the industry, we are seeing inflationary cost pressures, notably in diesel prices, mill steel, supplies and replacement parts and labour costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. These price increases impacted our fourth quarter operating costs across our business units and we expect continued upward pressure on our cash unit costs into 2022.

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2022 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	273 - 290
Zinc (000’s tonnes)	630 - 665
Refined zinc (000’s tonnes)	270 - 285
Steelmaking coal (million tonnes)	24.5 - 25.5
Bitumen (million barrels)	12.0 - 14.4
Sales Guidance – Q1 2022
Red Dog zinc in concentrate sales (000’s tonnes)	130 - 150
Steelmaking coal sales (million tonnes)	6.1 - 6.5
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.40 - 1.50
Zinc net cash unit costs (US$/lb.)[1]	0.32 - 0.38
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	72 - 77
Steelmaking coal transportation costs (CAD$/tonne)	43 - 46
Bitumen adjusted operating costs (CAD$/barrel)[1]	26 - 30

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
5	Teck Resources Limited 2021 Fourth Quarter News Release

This news release is dated as at February 23, 2022. Unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2020, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Profitability in the fourth quarter improved significantly from a year ago as a result of higher prices for all of our principal products, as shown in the table below. The impact of higher prices was partly offset by lower sales volumes, higher operating costs and the strengthening of the Canadian dollar.

•	Realized steelmaking coal prices in the fourth quarter were US$351 per tonne, up from US$107 per tonne a year ago. High realized prices reflected our strategy to sell approximately 1.8 million tonnes of sales to customers in China, priced at a premium to FOB Australia price assessments, which are the basis for pricing most of our sales outside China. The FOB Australia prices increased sharply in the latter half of Q2 and continued at record levels through Q4 2021.

•	Copper prices reached an all-time quarterly record of US$4.40 per pound in the fourth quarter, up 35% from the same period a year ago. Zinc prices averaged US$1.53 per pound in the fourth quarter, up 29% from the same period a year ago.

Average Prices and Exchange Rates	Three months ended December 31,		Change
	2021	2020
Copper (LME cash – US$/pound)	$4.40	$3.25	35%
Zinc (LME cash – US$/pound)	$1.53	$1.19	29%
Steelmaking coal (realized US$/tonne)	$351	$107	228%
Blended bitumen (realized US$/barrel)	$65.53	$34.36	91%
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.30	(3)%

•	Copper sales volumes decreased by 11% in the fourth quarter compared with the same period last year due to the impact of the B.C. flooding events on sales volumes at Highland Valley Copper. Zinc sales volumes decreased by 11% compared to the same period last year due to a late start to the shipping season and historic weather delays at Red Dog and operational issues at Trail. Steelmaking coal sales volumes of 5.1 million tonnes were 1.5 million tonnes lower than the same period last year due to unprecedented logistics chain disruptions resulting from the B.C. flood events and extreme cold weather in late December.

•	Inflationary cost pressures, notably in diesel prices, mill steel, supplies and replacement parts and labour costs impacted our fourth quarter operating costs across our business units. In addition, royalty costs and profit-based compensation tied to profitability increased our operating costs in the fourth quarter. Our steelmaking coal transportation costs also increased in the fourth quarter as a result of the B.C. flood events and extreme cold weather.

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•	On February 23, 2022, Teck’s Board declared an eligible dividend of $0.625 per share and announced an increase in our annual base dividend to $0.50 per share. The $0.625 per share dividend consists of the increased $0.125 per share quarterly base dividend and a supplemental dividend of $0.50 per share on our Class A common and Class B subordinate voting shares, to be paid on March 31, 2022 to shareholders of record at the close of business on March 15, 2022. We also announced that our Board of Directors has granted management the authority to purchase up to $100 million of Class B subordinate voting shares annually, subject to compliance with applicable corporate and securities laws and stock exchange rules. Additional buybacks will be considered regularly. Taking into account the new annual base dividend in 2022, the supplemental dividend and assuming the $100 million in share repurchases, these initiatives represent approximately $635 million in aggregate of dividends and potential share repurchases.

Profit and Adjusted Profit Attributable to Shareholders

In the fourth quarter, profit attributable to shareholders was $1.5 billion, or $2.79 per share, compared to a loss of $464 million, or $0.87 per share, in the same period last year. The increase in profit attributable to shareholders compared to the same period last year is primarily due to substantial increases in the prices for our principal products, partly offset by lower sales volumes, higher operating costs and the strengthening of the Canadian dollar. In the fourth quarter, we recorded an after-tax impairment reversal of $150 million at our Carmen de Andacollo operation relating to an increase in market expectations for long-term copper prices.

In the fourth quarter of 2020, we incurred a loss attributable to shareholders primarily due to an after-tax impairment charge of $438 million on our interest in Fort Hills and $201 million in after-tax environmental charges relating to a decrease in the rate used to discount our decommissioning and restoration provisions for closed operations and increased expected remediation costs.

Adjusted profit attributable to shareholders1 in the fourth quarter, taking into account the items identified in the table below, was $1.4 billion, or $2.58 per share, compared with $248 million, or $0.47 per share, in the fourth quarter of 2020. The most significant fourth quarter 2021 adjustment to profit attributable to shareholders, reflected in the table below, is the after-tax impairment reversal noted above.

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	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$1,487	$(464)	$2,868	$(864)
Add (deduct) on an after-tax basis:
Asset impairment (impairment reversal)	(150)	438	(150)	912
COVID-19 costs	—	—	—	233
QB2 variable consideration to IMSA and ENAMI	(16)	—	124	(34)
Environmental costs	19	201	79	210
Inventory write-downs	8	15	2	91
Share-based compensation	32	21	94	34
Commodity derivatives	10	(15)	15	(46)
Other	(13)	52	25	25
Adjusted profit attributable to shareholders[1]	$1,377	$248	$3,057	$561

Basic earnings (loss) per share	$2.79	$(0.87)	$5.39	$(1.62)
Diluted earnings (loss) per share	$2.74	$(0.87)	$5.31	$(1.62)
Adjusted basic earnings per share[1]	$2.58	$0.47	$5.74	$1.05
Adjusted diluted earnings per share[1]	$2.54	$0.46	$5.66	$1.04

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $111 million of after-tax gains ($171 million, before tax) in the fourth quarter, or $0.21 per share.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2021 Fourth Quarter News Release

FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2021	2020	2021	2020
Revenue and profit
Revenue	$4,406	$2,560	$13,481	$8,948
Gross profit	$2,076	$505	$5,081	$1,333
Gross profit before depreciation and amortization[1]	$2,480	$911	$6,664	$2,843
Profit (loss) attributable to shareholders	$1,487	$(464)	$2,868	$(864)
Profit (loss) before taxes	$2,208	$(549)	$4,532	$(1,136)
Adjusted EBITDA[1]	$2,521	$839	$6,573	$2,570
Cash flow
Cash flow from operations	$2,098	$594	$4,738	$1,563
Property, plant and equipment expenditures	$1,091	$930	$4,046	$3,129
Capitalized stripping costs	$186	$120	$667	$499
Investments	$26	$55	$160	$190
Balance Sheet
Cash and cash equivalents			$1,427	$450
Total assets			$47,368	$41,278
Debt and lease liabilities, including current portion			$8,068	$6,947
Per share amounts
Basic earnings (loss) per share	$2.79	$(0.87)	$5.39	$(1.62)
Diluted earnings (loss) per share	$2.74	$(0.87)	$5.31	$(1.62)
Dividends declared per share	$0.05	$0.05	$0.20	$0.20

PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal and bitumen)
Copper[2]	72	78	287	276
Zinc in concentrate	148	179	607	587
Zinc – refined	68	80	279	305
Steelmaking coal (million tonnes)	6.3	6.0	24.6	21.1
Bitumen (million barrels)[2]	2.0	2.3	7.3	8.4
Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Copper[2]	71	80	280	277
Zinc in concentrate	165	184	549	646
Zinc – refined	70	80	281	307
Steelmaking coal (millions tonnes)	5.1	6.1	23.4	21.9
Blended bitumen (million barrels)[2]	2.6	3.0	9.3	11.6
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.40	$3.25	$4.23	$2.80
Zinc (LME cash – US$/pound)	$1.53	$1.19	$1.36	$1.03
Steelmaking coal (realized US$/tonne)	$351	$107	$209	$113
Blended bitumen (realized US$/barrel)	$65.53	$34.36	$58.14	$27.99
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.30	$1.25	$1.34

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

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BUSINESS UNIT RESULTS

Our revenues, gross profit and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Revenue
Copper	$924	$820	$3,452	$2,419
Zinc	987	739	3,063	2,700
Steelmaking coal	2,285	861	6,251	3,375
Energy	210	140	715	454
Total	$4,406	$2,560	$13,481	$8,948

Gross profit (loss)
Copper	$442	$368	$1,741	$859
Zinc	217	147	688	523
Steelmaking coal	1,455	36	2,785	277
Energy	(38)	(46)	(133)	(326)
Total	$2,076	$505	$5,081	$1,333

Gross profit (loss) before depreciation and amortization[1]
Copper	$536	$470	$2,126	$1,242
Zinc	285	217	918	815
Steelmaking coal	1,668	248	3,657	1,009
Energy	(9)	(24)	(37)	(223)
Total	$2,480	$911	$6,664	$2,843

Gross profit (loss) margins before depreciation and amortization[1]
Copper	58%	57%	62%	51%
Zinc	29%	29%	30%	30%
Steelmaking coal	73%	29%	59%	30%
Energy	(4)%	(17)%	(5)%	(49)%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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COPPER BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Copper price (realized – US$/pound)	$4.46	$3.42	$4.27	$2.85
Production (000’s tonnes)[1]	72	78	287	276
Sales (000’s tonnes)[1]	71	80	280	277
Gross profit	$442	$368	$1,741	$859
Gross profit, before depreciation and amortization[2]	$536	$470	$2,126	$1,242
Property, plant and equipment expenditures	$830	$564	$2,867	$1,845

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper business unit was $442 million in the fourth quarter compared with $368 million a year ago. Gross profit increased by $74 million compared with a year ago (see table below) primarily due to substantially higher copper prices, partially offset by lower sales volumes, higher unit operating costs and one-time labour settlements at Antamina and Quebrada Blanca.

Copper production in the fourth quarter was 7%, or 5,500 tonnes, lower than a year ago, primarily due to decreased production from Carmen de Andacollo as a result of lower ore grades, as expected, and lower mill throughput. Production at Highland Valley Copper was also slightly lower than a year ago, while Antamina remained similar and production declined at Quebrada Blanca, as planned.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2020	$368
Increase (decrease):
Copper price realized	204
Sales volumes	(44)
Unit operating costs	(56)
Labour settlement	(26)
Co-product and by-product contribution	10
Foreign exchange (CAD$/US$)	(22)
Depreciation	8
Net increase	$74
As reported in current quarter	$442

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Property, plant and equipment expenditures in the fourth quarter totalled $830 million, including $70 million for sustaining capital and $715 million for project development expenditures for QB2. Capitalized stripping costs were $62 million in the fourth quarter, $16 million higher than a year ago when waste movement was deferred as a result of mine plan changes at Antamina.

During the fourth quarter, as a result of higher market expectations for long-term copper prices, we recorded a non-cash, pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo operation. The economic model for determining the amount of impairment reversal for Carmen de Andacollo in the fourth quarter assumes a long-term copper price of US$3.30/lb. from 2026 onward. A 6% real, post-tax discount rate was used to discount cash flow projections based on a market-participant weighted average cost of capital.

Markets

Fourth quarter refined LME copper prices averaged US$4.40 per pound, 4% higher than the third quarter 2021 average of US$4.25 per pound and 35% higher than the fourth quarter of 2020. Global demand for copper remained strong in the fourth quarter, despite some moderation in manufacturing activity later in the quarter due to power constraints in Europe and China. Prices remained well supported as supplies of raw materials remained constrained due to logistics and production issues and inventories continued to fall. Global stocks of copper on exchanges around the world fell 225,000 tonnes in the second half of the year and stocks held in bonded warehouses in China fell a further 225,000 tonnes. Visible copper stocks ended the year near their lowest levels since 2008.

Tightness in the copper concentrate market eased slightly in the fourth quarter, with spot treatment charges rising above the 2021 annual contract terms. Reported mine production disruptions in the fourth quarter were relatively minor with mine production returning to pre-COVID-19 levels. Concentrate demand improved in the fourth quarter with several smelters coming back from scheduled maintenance. Imports into China in the fourth quarter were up 11% over the previous year and up 3% over the previous quarter. Scrap availability improved during the quarter with imports into China up 11% over the previous quarter and up 69% over the same quarter last year. Increased scrap availability and a moderation in manufacturing activity pushed spot premiums for copper cathode delivered to China down from an average US$85 to US$105 per tonne in the third quarter to an average of US$65 to US$95 per tonne in fourth quarter.

South American mine production improved in the fourth quarter with combined Peruvian and Chilean production up 5.0% compared to the previous quarter. For 2021, combined mine production from Chile and Peru remained relatively flat over 2020 production but has still not returned to pre-COVID-19 levels with combined production down 3.9% over 2019. Year to date mine production in Peru was 7.0% higher than in 2020 when the country faced shutdowns due to COVID-19. In Chile, despite a recovery in production, year to date mine production remains down 2.8% as lower production and lower grades at several mines were greater than production increases from new mines in the country. Both Chilean and Peruvian production remain below 2019 levels. The availability of vessels and containers out of South America remains an issue and continued to impact exports in the fourth quarter with exports below both 2020 and 2019 levels.

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Operations

Highland Valley Copper

Copper production of 33,000 tonnes in the fourth quarter was 900 tonnes lower than a year ago, due to lower mill throughput as a result of minor mill maintenance, offset by a higher copper grade. Fourth quarter molybdenum production of 300,000 pounds was approximately 40% lower than a year ago primarily due to substantially lower grades.

Copper sales volumes in the fourth quarter were impacted by heavy rains and flooding in British Columbia, which affected rail service to port loading terminals in Vancouver. Extreme winter weather also affected shipments in late December. As a result, fourth quarter sales volumes of 27,400 tonnes lagged production levels and were 22% lower than fourth quarter 2020 sales volumes of 35,300 tonnes.

Operating costs before changes in inventory in the fourth quarter were $166 million, or $12 million higher than a year ago, primarily due to increased consumables costs and higher maintenance and repair supplies costs.

Copper production in 2022 is anticipated to be between 127,000 and 133,000 tonnes, with a relatively even distribution throughout the year. Copper production from 2023 to 2025 is expected to be between 130,000 and 160,000 tonnes per year. Molybdenum production in 2022 is expected to be between 0.8 million and 1.3 million pounds, with production expected to be between 3.0 million and 5.0 million pounds per year from 2023 to 2025.

Subsequent to year end, Highland Valley Copper settled a new five-year collective bargaining agreement. We expect to record an expense of approximately $20 million in the first quarter of 2022 as a result.

Antamina

Copper production (100% basis) of 117,900 tonnes in the fourth quarter was similar to a year ago. The mix of mill feed in the quarter was 55% copper-only ore and 45% copper-zinc ore, similar to a year ago. Zinc production (100% basis) decreased 43,100 tonnes from a year ago to 103,900 tonnes in the fourth quarter due to lower zinc grade, as expected in the mine plan, and lower mill throughput.

Operating costs before changes in inventory in the fourth quarter were US$100 million (22.5% share), or US$24 million higher than a year ago, primarily due to a one-time labour settlement cost of US$14 million and higher worker's participation expense as a result of increased profitability.

Our 22.5% share of 2022 production at Antamina is expected to be in the range of 91,000 to 96,000 tonnes of copper, 90,000 to 95,000 tonnes of zinc and 1.8 to 2.2 million pounds of molybdenum. Our share of annual copper production is expected to be between 90,000 and 95,000 tonnes from 2023 to 2025. Our share of annual zinc production is expected to average between 80,000 and 100,000 tonnes per year during 2023 to 2025, with annual production fluctuating due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 3.0 and 4.0 million pounds between 2023 and 2025.

Carmen de Andacollo

Copper production of 10,300 tonnes in the fourth quarter was 4,000 tonnes lower than a year ago primarily due to lower copper grades, which declined by 15% as expected in the mine plan, as well as lower mill throughput as a result of unplanned maintenance.

Operating costs before changes in inventory in the fourth quarter of US$58 million were US$9 million higher than a year ago, primarily due to higher consumables costs.

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Carmen de Andacollo’s production in 2022 is expected to be in the range of 45,000 to 50,000 tonnes of copper. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes for 2023 to 2025.

Quebrada Blanca

Copper cathode production of 2,900 tonnes in the fourth quarter was 400 tonnes lower than a year ago, as expected, due to the continued decline of cathode production as the operation ceased mining in 2018.

Operating costs before changes in inventory in the fourth quarter were US$25 million, or US$9 million higher than a year ago, primarily due to a one-time labour settlement cost of US$7 million.

Copper cathode production is now expected to continue through 2023 using existing leach piles and ore that is expected to be mined in the first half of 2022. We expect cathode production of approximately 10,000 to 11,000 tonnes in 2022 and 5,000 tonnes in 2023.

Quebrada Blanca concentrate production is expected to commence in the second half of 2022 following commissioning of the Quebrada Blanca Phase 2 project (QB2), in line with previous guidance. We expect copper in concentrate production to be between 240,000 and 300,000 tonnes per year for 2023 to 2025 with molybdenum production between 4.0 and 13.0 million pounds per year.

Cost of Sales

Cost of sales was $482 million in the fourth quarter compared with $452 million in the same period last year primarily due to higher consumables costs, and higher workers’ participation and royalty expense resulting from increased profitability at Antamina. Total cash unit costs1 of product sold in the fourth quarter, before cash margins for by-products1, of US$1.96 per pound were US$0.36 per pound higher than the same period a year ago. Cash margins for by-products1 were US$0.44 per pound compared with US$0.33 per pound in the same period a year ago due to substantially higher zinc prices. The resulting net cash unit costs1 for copper, after cash margins for by-products, of US$1.52 per pound were US$0.25 per pound higher than the same period a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2021	2020	2021	2020

Adjusted cash cost of sales[1]	$1.78	$1.42	$1.63	$1.39
Smelter processing charges	0.18	0.18	0.17	0.18
Total cash unit costs[1]	$1.96	$1.60	$1.80	$1.57
Cash margin for by-products[1]	(0.44)	(0.33)	(0.41)	(0.29)
Net cash unit costs[1]	$1.52	$1.27	$1.39	$1.28

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

14	Teck Resources Limited 2021 Fourth Quarter News Release

Outlook

We expect 2022 copper production from existing operations to be in the range of 273,000 to 290,000 tonnes, with production similar to 2021 production levels. This excludes Quebrada Blanca concentrate, which is expected to add substantially to our overall copper production following first production in the second half of 2022.

In 2022, we expect our copper total cash unit costs1 to be in the range of US$1.85 to US$1.95 per pound before cash margins for by-products. We continue to experience inflationary cost pressures, notably in diesel price, mill steel and replacement parts, driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. In addition, greater profitability drives an increase in some site costs, including workers' participation and royalty expenses at Antamina. Copper net cash unit costs1 in 2022 are expected to be in the range of US$1.40 to US$1.50 per pound after cash margins for by-products, based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 515,000 to 615,000 tonnes per year from 2023 to 2025, including Quebrada Blanca concentrate production.

Development Projects

Quebrada Blanca Phase 2

Construction on QB2 continues to progress as we position for first production in the second half of 2022. We achieved our best quarter to date in the fourth quarter with some of our strongest rates of progress in December. However, during January a significant rise in COVID-19 cases in Chile as a result of Omicron translated into an increase in absenteeism which, if the situation persists for a protracted period, could result in additional impacts.

Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees, including a robust, effective and proactive vaccination and testing programs across the entire workforce. Pre-screening and on-site testing have been key to our success in managing case rates at site while effectively advancing construction.

Certain non-COVID-19 cost pressures related to weather and subsurface conditions, are currently estimated to require additional contingency of up to 5% of our capital estimate of US$5.26 billion, unchanged from our previous guidance.

As recently announced, COVID-19 related capital costs have experienced ongoing pressure as a result of continued absenteeism and labour inefficiencies related to COVID-19 and contractual concessions have been required to manage these impacts on contractors. Given our experience with the sudden onset of Omicron, we modified our prior assumptions and now assume that the impacts of COVID-19 will not end prior to the completion of construction. We are continuing to actively manage these costs and, to counter the adverse effects associated with construction in this environment, have put in place a variety of mitigation measures and incentives, many of which are aimed at attracting talent, employee retention and minimizing absenteeism. Based on our current assumptions, including with respect to exchange rates, we recently updated our COVID-19 capital cost guidance to US$900 to US$1,100 million from our previous estimate of US$600 million.

15	Teck Resources Limited 2021 Fourth Quarter News Release

Project development expenditures in 2021 were approximately US$2.06 billion. We expect to spend approximately CAD$2.2 to CAD$2.5 billion of QB2 development capital on a consolidated basis in 2022, inclusive of COVID-19 capital.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

We continue to be pleased with the progress we are making and are excited about building on our construction successes to date with a focus on delivering to the project's key milestones.

Copper Growth

Teck continues to actively advance its industry-leading copper growth portfolio. The approach is driven by balancing growth and return of capital, value-focused de-risking and the optimization of funding sources.

After carefully assessing multiple configurations for the further expansion of QB beyond the construction of QB2, we have determined that the next phase of development will be the Quebrada Blanca Mill Expansion (QBME) which will entail an increase in concentrator throughput of approximately 50%, with the addition of one identical, semi-autogenous grinding line. We believe this configuration optimizes the timeline to progress the development of this world-class orebody, while leveraging existing infrastructure to maximize capital efficiency. The QBME prefeasibility study, including all environmental baseline activities, commenced in the fourth quarter of 2021 with completion targeted in the fourth quarter of 2022. QBME will be a significant contributor to our near-term copper growth portfolio with first production targeted for 2026.

At Zafranal, for which a feasibility study has been completed, we received confirmation of SEIA admissibility in the first quarter of 2022. At San Nicolás, we commenced work on a feasibility study in the first quarter of 2022 with completion targeted in the fourth quarter of 2023. Partnering negotiations for San Nicolás are ongoing and first production is targeted for 2026. At Galore Creek, Fluor was appointed to undertake a prefeasibility study starting in the first quarter of 2022, with completion targeted in the first half of 2023. Strategic, technical and commercial assessments for the advancement of NuevaUnión, Mesaba and Schaft Creek are ongoing.

16	Teck Resources Limited 2021 Fourth Quarter News Release

ZINC BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Zinc price (realized – US$/pound)	$1.52	$1.20	$1.39	$1.04
Production (000’s tonnes)
Refined zinc	68	80	279	305
Zinc in concentrate[1]	125	146	503	491
Sales (000’s tonnes)
Refined zinc	70	80	281	307
Zinc in concentrate[1]	140	149	446	551
Gross profit	$217	$147	$688	$523
Gross profit before depreciation and amortization[2]	$285	$217	$918	$815
Property, plant and equipment expenditures	$47	$40	$168	$195

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit was $217 million in the fourth quarter compared with $147 million a year ago. Gross profit increased by $70 million compared with a year ago (see table below) primarily due to higher zinc prices, partly offset by higher royalty costs, which are tied to profitability at Red Dog.

At our Red Dog Operations, zinc and lead production in the fourth quarter decreased by 14% and 29%, respectively, compared to a year ago. The decrease in production levels was primarily due to lower mill throughput and lower mill recoveries as a result of unplanned maintenance. At our Trail Operations, refined zinc production was 15% lower than a year ago, primarily due to operational issues with commissioning of equipment and unplanned maintenance.

17	Teck Resources Limited 2021 Fourth Quarter News Release

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2020	$147
Increase (decrease):
Zinc price realized	133
Sales volumes	(21)
Unit operating costs	(27)
Co-product and by-product contribution	75
Royalties	(78)
Foreign exchange	(14)
Depreciation	2
Net increase	$70
As reported in current quarter	$217

Property, plant and equipment expenditures in the fourth quarter included $43 million for sustaining capital, of which $18 million relates to our Trail Operations and $25 million relates to Red Dog.

Markets

The refined zinc market continued to strengthen during the fourth quarter as manufacturing, automotive, construction and infrastructure sectors all improved. Zinc prices averaged US$1.53 per pound during the fourth quarter compared with US$1.36 per pound in the third quarter of 2021. Galvanized steel production in North America for 2021 was estimated to be up 19.6% year over year and European production was up over 15.5%. In Europe, the volume of production was still below 2019 production levels despite significantly higher steel prices and improved margins for steelmakers. In the United States, galvanized steel production in 2021 was estimated to have reached its highest level since 2012. Pent-up demand for consumer goods, automobiles and housing continued as logistics constraints impacted supply chains and some manufacturing production while steel mill order books remain strong into 2022.

The zinc concentrate market deficit extended through the fourth quarter, with spot treatment charges remaining well below the 2021 annual terms. Spot treatment charges have remained at low levels for the entire year. Lower exports from major producing countries, combined with lower than forecast Chinese domestic mine production, extended the shortage of material available to smelters during the quarter. According to CRU Group, a research consultancy, mine production grew 2.5% in China in 2021 slightly above Smelter production growth of 1.6% both growing by about 100,000 tonnes in the year. Imports of zinc concentrates into China were down 4.3% due to lower production and logistics constraints, forcing Chinese smelters to increase their use of secondary feeds by 18.9%. Domestic zinc mine production in China has remained relatively flat since 2011 despite an increase in smelter capacity and a significant increase in zinc prices this year.

18	Teck Resources Limited 2021 Fourth Quarter News Release

Zinc metal markets in Europe and North America remained tight, with premiums rising to record highs in both markets in the fourth quarter. In Europe, strong galvanized steel demand for the construction and renewable energy sector kept steel producer margins high in the quarter, while higher energy prices started to affect zinc smelter production. In North America, most zinc smelters recovered from production issues over the summer, but logistics issues continued to impact availability. In Asia, demand from the property sector remained weak and inventories built slightly. Inventories in China increased 29,000 tonnes on the Shanghai Futures exchange, but fell by a similar amount in domestic bonded warehouses. During the fourth quarter, some European zinc smelters announced potential production curtailments in response to increased power prices, leading to higher zinc metal prices and premiums in the region.

Operations

Red Dog

Zinc production decreased to 125,400 tonnes in the fourth quarter compared with 146,100 tonnes a year ago. The decrease was primarily due to lower mill throughput and lower mill recoveries as a result of unplanned maintenance.

Operating costs before inventory changes in the fourth quarter were US$83 million, 9% higher than a year ago primarily due to higher maintenance and repair supplies costs.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 30% to 35% in October 2017. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 40% anticipated to occur in October 2022.

Red Dog’s production of contained metal in 2022 is anticipated to be in the range of 540,000 to 570,000 tonnes of zinc and 80,000 to 90,000 tonnes of lead. From 2023 to 2025, zinc production is expected to be in the range of 510,000 to 550,000 tonnes of contained zinc per year, while lead production is expected to be between 85,000 and 95,000 tonnes of contained lead per year.

Trail Operations

Refined zinc production of 68,200 tonnes in the fourth quarter was 11,800 tonnes lower than a year ago, primarily due to operational issues with commissioning of equipment and unplanned maintenance. Refined lead production of 22,400 tonnes in the fourth quarter was 4,600 tonnes higher than the same period last year due to a draw down of in-process inventory.

Operating costs before changes in inventory in the fourth quarter were 7% higher than a year ago at $138 million, primarily due to higher labour costs.

In 2022, we expect Trail Operations to produce between 270,000 and 285,000 tonnes of refined zinc. Trail has major maintenance activities planned from September to November 2022 to extend the operating life of key assets, which are expected to impact 2022 production. The KIVCET furnace will have its hearth replaced and a zinc roaster will have its dome replaced, both after 25 years of operation. Refined zinc production from 2023 to 2025 is expected to be between 295,000 and 315,000 tonnes per year. Refined lead and silver production at Trail are expected to be similar to prior years but will fluctuate as a result of concentrate feed source optimization.

19	Teck Resources Limited 2021 Fourth Quarter News Release

Cost of Sales

Cost of sales in our zinc business unit was $770 million in the fourth quarter compared with $592 million a year ago, due primarily to higher royalty costs resulting from increased profitability at Red Dog. Total cash unit costs1 of product sold in the fourth quarter for our zinc mining operations, before cash margins for by-products1 were US$0.51 per pound. This was US$0.08 per pound lower than a year ago with higher cash cost of sales more than offset by lower smelter processing charges.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2021	2020	2021	2020

Adjusted cash cost of sales[1]	$0.35	$0.29	$0.34	$0.26
Smelter processing charges	0.16	0.30	0.22	0.27
Total cash unit costs[1]	$0.51	$0.59	$0.56	$0.53
Cash margin for by-products[1]	(0.29)	(0.15)	(0.26)	(0.17)
Net cash unit costs[1]	$0.22	$0.44	$0.30	$0.36

Outlook

We expect 2022 production of zinc in concentrate, including co-product zinc production from Antamina (22.5%), to be in the range of 630,000 to 665,000 tonnes. We expect lead production from Red Dog to be in the range of 80,000 to 90,000 tonnes in 2022.

In 2022, we expect our zinc total cash unit costs1 to be in the range of US$0.48 to US$0.53 per pound before cash margins for by-products and US$0.32 to US$0.38 per pound after margins from by-products based on current production plans, by-product prices and exchange rates. Net cash unit costs1 are expected to vary significantly throughout the year, in line with normal seasonal sales patterns. Sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters, resulting in limited by-product credits and consequently higher net cash unit costs in the first half of the year.

For the 2023 to 2025 period, we expect total zinc in concentrate production to be in the range of 590,000 to 650,000 tonnes per year.

At Red Dog, we currently expect sales of zinc in concentrate to be in the range of 130,000 to 150,000 tonnes in the first quarter of 2022. As a result of the late start to the 2021 shipping season and historic weather-related delays, a portion of sales that were expected to occur in the fourth quarter of 2021 have been deferred to the first and second quarters of 2022.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

20	Teck Resources Limited 2021 Fourth Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Steelmaking coal price (realized US$/tonne)	$351	$107	$209	$113
Steelmaking coal price (realized CAD$/tonne)	$441	$140	$262	$152
Production (million tonnes)	6.3	6.0	24.6	21.1
Sales (million tonnes)	5.1	6.1	23.4	21.9
Gross profit	$1,455	$36	$2,785	$277
Gross profit before depreciation and amortization[1]	$1,668	$248	$3,657	$1,009
Property, plant and equipment expenditures	$185	$309	$915	$982

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit in the fourth quarter from our steelmaking coal business unit increased to $1.5 billion compared with a gross profit of $36 million a year ago (see table below). Substantially higher steelmaking coal prices drove record quarterly gross profit in our steelmaking coal business unit.

Fourth quarter sales volumes were impacted by severe weather conditions in British Columbia. Heavy rains and flooding caused rail infrastructure damage that disrupted westbound rail service in the second half of November. Service was partially restored in the first half of December but did not return to full capacity prior to the end of 2021. Extreme cold and freezing conditions in southern B.C. disrupted rail and port operations again during the last week of December and into early 2022. These conditions improved by the second week of January. CN Rail and CP Rail are making progress toward fully restoring rail service to our coal terminals and we expect to be able to largely recover delayed fourth quarter sales in the first half of 2022 when rail volumes return to normal.

As a result of strong supply chain performance in the third quarter of 2021 following the B.C. wildfires, and the successful ramp up of Neptune Terminals, inventories at our steelmaking coal operations were at record low levels prior to the B.C. flooding events. Following the rail disruptions caused by the flooding and extreme weather conditions, mine inventories have since risen to record high levels, resulting in minor production curtailments. As a result of these unprecedented challenges, our fourth quarter sales volumes were 5.1 million tonnes, 16% lower than the same quarter a year ago. In the fourth quarter, we sold 1.8 million tonnes of steelmaking coal to customers in China, similar to the three previous quarters of 2021. Annual sales to customers in China represented approximately 30% of our total 2021 annual steelmaking coal sales volumes, in line with our expectations.

Sales to our customers in China are priced on the CFR China price, which reached a record high of more than US$610 per tonne during October. Although the steelmaking coal price in China decreased over the remainder of the fourth quarter, the average CFR China price for the quarter exceeded FOB Australia price assessments.

21	Teck Resources Limited 2021 Fourth Quarter News Release

The table below summarizes the change in gross profit (loss) in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2020	$36
Increase (decrease):
Steelmaking coal price realized	1,643
Sales volumes	(43)
Operating and transportation costs	(120)
Inventory write-down 2020	14
Foreign exchange	(76)
Depreciation	1
Net increase	$1,419
As reported in current quarter	$1,455

Property, plant and equipment expenditures were $185 million in the fourth quarter, which included $59 million associated with water projects. Capitalized stripping costs were $89 million in the fourth quarter compared with $61 million in the same period last year when mining rates and production were impacted by curtailments associated with COVID-19.

Markets

Global steel production and demand for seaborne steelmaking coal remained strong during the fourth quarter, supported by continued high steel pricing across all markets.

Due to ongoing import restrictions on Australian coal, Chinese demand for ex-Australia seaborne steelmaking coal imports increased to a new monthly high in December 2021. This surpassed the previous record set in September and contributed to a new record for annual imports. This record was achieved despite a concerted effort in China during the second half of 2021 to curtail steel production in order for full year production to be similar to that of 2020. China’s steelmaking coal supply from other sources continued to be limited by COVID-19 border restrictions and additional mine safety inspections on domestic production. The key CFR China price assessments for the fourth quarter averaged US$482 per tonne compared to US$402 per tonne in the third quarter.

Record high global steel production in 2021 driven-by ex-China steelmakers operating at rates exceeding pre-COVID-19 production levels, continued to support strong demand for steelmaking coal during the fourth quarter. The FOB Australia price assessments increased significantly during the fourth quarter and the quarterly average of the key FOB Australia price assessments, lagged by one month, settled at a record high US$371 per tonne, up from US$203 per tonne in the third quarter of 2021.

The FOB price assessments entered record territory in January 2022 at over US$400 per tonne. CFR China price assessments recovered to over US$400 per tonne after correcting from a high of over US$600 in October down to the mid US$300 range in December 2021. These prices position our steelmaking coal business unit for a strong start to 2022.

22	Teck Resources Limited 2021 Fourth Quarter News Release

Operations

Fourth quarter steelmaking coal production of 6.3 million tonnes increased by 5% compared to the fourth quarter of 2020. Throughout the fourth quarter, we maximized utilization of available processing capacity to meet additional sales opportunities to China to capture the pricing premium. The operations entered the fourth quarter with optimal mine site inventory stockpiles, which minimized production impacts of the logistics disruptions in the latter half of the fourth quarter. However, the unprecedented logistics disruptions have resulted in significant mine site inventory stockpiles going into 2022.

Cost of Sales

Cost of sales was $830 million in the fourth quarter, compared with $825 million in the same period last year. Adjusted site cash cost of sales1 of $72 per tonne in the fourth quarter were higher than the same period last year primarily due to inflationary cost pressures including higher diesel prices, as well as profit-based compensation and the cost of our investment in the RACE21™ program. Despite the challenges throughout 2021 and inflationary cost pressures, our annual adjusted site cash cost of sales1 of $65 per tonne was within our previously disclosed guidance range of $64 to $66 per tonne. Higher costs were slightly offset by a substantial recovery to full production rates despite the rail disruption and ongoing COVID-19 absenteeism impacts. This was due in large part to pit to port integration, the value of additional production associated with various RACE21™ initiatives and the structural change towards a lower cost base. A new annual production record was achieved at our low-cost Elkview Operation as a result of the plant expansion.

Transportation costs in the fourth quarter were $49 per tonne, $9 higher than the same quarter last year. The increase was primarily due to extraordinary vessel demurrage charges incurred as a result of the November and late December rail and port service disruptions. In addition, we incurred higher rail fuel surcharges, as the average WTI oil price during the fourth quarter was approximately 80% higher than the same period last year. These increases were partly offset by lower port costs, driven by a higher percentage of sales volumes loaded through Neptune.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2021	2020	2021	2020

Adjusted site cash cost of sales1	$72	$58	$65	$64
Transportation costs	49	40	44	41
Inventory write-down (reversals)	—	2	—	3
Labour settlement	—	—	2	—
Unit costs1	$121	$100	$111	$108

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2021	2020	2021	2020

Adjusted site cash cost of sales1	$57	$44	$52	$47
Transportation costs	39	31	35	31
Inventory write-down (reversals)	—	2	—	2
Labour settlement	—	—	2	—
Unit costs1	$96	$77	$89	$80

Our total cost of sales for the quarter also included a $23 per tonne charge for the amortization of capitalized stripping costs and $19 per tonne for other depreciation.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
23	Teck Resources Limited 2021 Fourth Quarter News Release

Development Projects

The upgraded Neptune facility became our primary terminal in September 2021 and handled the majority of our port volumes through year end. The November rail disruption temporarily restricted our ability to transport coal to the terminal, affecting planned fourth quarter throughput. In the period leading up to the rail disruption, the terminal performed consistently and achieved planned volumes. This included achieving a run rate of over 21 million tonnes per annum for the first half of November. The terminal is well positioned to deliver strong throughput in 2022, with opportunistic maintenance completed during the November 2021 rail disruption. The upgrade project significantly increases terminal loading capacity and improves our capability to meet delivery commitments to our customers while lowering our port costs.

Development of the Harmer Project to relocate the maintenance and office facilities at Elkview Operations is ongoing, with the Feasibility Study stage nearing completion. Early work for the Harmer Project is expected to be complete by the end of the second quarter 2022, after which construction could commence in the third quarter. The Harmer Project is expected to provide high quality steelmaking coal that will support a long-term, nine million tonne per annum rate at Elkview with top quartile operating margins well into the future.

Outlook

Despite unprecedented logistics challenges in 2021, our steelmaking coal business unit delivered strong financial results in 2021 and is well positioned to deliver strong financial performance again in 2022. As noted above, we entered 2022 with high mine site steelmaking coal inventories. Sales previously planned for the fourth quarter of 2021 are expected to be largely recovered in the first half of 2022, which should result in inventories returning to normal levels. Assuming full recovery of the rail network, we expect sales to be between 6.1 and 6.5 million tonnes for the first quarter of 2022.

We expect annual production in 2022 to be between 24.5 and 25.5 million tonnes. The 2022 production estimate is reflective of some constraints on production due to the weather events and impacts mentioned above, which may result in production curtailments in the first quarter due to high steelmaking coal inventory levels. In addition, the recent surge in COVID-19 cases has the potential to have a negative impact on our operations. An increase in cases in southeastern British Columbia has resulted in rising absenteeism at our steelmaking coal operations in the Elk Valley. While this has so far not had a major impact on productivity, it poses a risk to first quarter 2022 results.

We expect 2022 adjusted site cash cost of sales1 to be between $72 and $77 per tonne. This is an increase relative to previous years, primarily due to inflationary cost pressures which have increased the cost of key inputs to our business. Costs are also higher due to insurance, our investment in RACE21™ and the continued strong price of steelmaking coal which has corresponding cost impacts relating to profit based compensation and business interruption insurance premiums. In the current high price environment, we expect to utilize contract labour, rental equipment and other strategies to enable our production plan and to mitigate the risk associated with increased absenteeism due to COVID-19.

24	Teck Resources Limited 2021 Fourth Quarter News Release

Overall, the primary cost increases are not related to key mining drivers such as mine productivity and strip ratio, which remain relatively stable or are forecasted to improve compared to 2021. The relative stability of our key mining drivers is supported by the quality of our operating assets in the Elk Valley and our focus on continuous improvement and best-in-class haul truck productivity. The increased costs expected for 2022 are more than offset by the continued strong steelmaking coal prices and some of the cost increase is directly related to increased prices.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Transportation unit costs in 2022 are expected to be between $43 and $46 per tonne. Inflationary conditions remain a factor in the general increase in transportation costs. Rail related diesel surcharges, ocean freight and demurrage, as well as general cost inflation are the principal drivers of these increases. Inflationary pressures are expected to persist through 2022 but will be partially offset with the savings associated with use of our expanded Neptune terminal throughout the year.

In early 2022, transportation unit costs are expected to be impacted by the lagging effects of the late 2021 logistics interruption. The extreme weather conditions at the end of 2021 resulted in a significant number of vessels at anchor at the start of 2022. Longer vessel wait times in the first quarter of 2022 will have a pronounced impact to demurrage charges that will push transportation unit costs above our annual guidance range in the first quarter of 2022. As supply chain recovery occurs, with expectations that mine inventories will be reduced within the first half of the year, the vessel queue and associated costs are anticipated to decrease. Combined with the Neptune structurally lower cost base, transportation unit costs are expected to decrease in the second half of 2022 and be below the $43 to $46 per tonne annual guidance range.

Going forward, Neptune will drive a structurally lower cost base for the logistics chain. CN Rail and CP Rail infrastructure improvements between Kamloops and Vancouver are supporting Neptune rail volumes. We have maintained our commercial agreements with Westshore Terminals and Ridley Terminals, which enhance our optionality and sales flexibility, particularly during disruptions. Outside of the disruptions, our logistics network performed very well in 2021, achieving historic low inventories at times during the year. With increased terminal capacity at Neptune, optimization through integrated pit-to-port operations and significant optionality, we expect the logistics chain to deliver strong sales volumes in 2022.

We expect capital expenditures for 2022 to be approximately $785 million for sustaining and growth capital. The total includes $280 million of sustaining capital related to water treatment, which will bring our total water treatment capacity to approximately 77.5 million litres per day by the end of 2022. In addition, total capital includes $470 million of sustaining capital for operations, major projects and Neptune, which will be used to sustain our mining operations and develop key projects such as the Harmer Project at Elkview Operations. Growth capital of $35 million will be used to continue to advance processing and mining analytics initiatives and support supply chain cost optimization.

25	Teck Resources Limited 2021 Fourth Quarter News Release

We expect capitalized stripping costs to be approximately $480 million in 2022, an increase from 2021 as a number of development mining areas transition from sustaining pre-production capital to early stages of operations.

Elk Valley Water Quality Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

The majority of our 2021 capital spending for water projects in the steelmaking coal business unit was associated with the Fording River Operation South Active Water Treatment Facility (FRO-S AWTF), and building additional Saturated Rock Fill (SRF) capacity across the Elk Valley. Capital spending in 2021 on water projects was $226 million, below our guidance of $255 million. Our existing SRFs and AWTFs are operating as designed and currently provide up to 47.5 million litres per day of water treatment capacity in the Elk Valley. This includes the FRO-S AWTF which advanced commissioning in the fourth quarter of 2021 and is now treating water and ramping up to full capacity.

Sustaining capital investment in water treatment (AWTFs and SRFs), water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) in 2022 is expected to be approximately $280 million. By the end of 2022, we will have capacity to treat approximately 77.5 million litres of water per day, a fourfold increase from our treatment capacity in 2020.

With this capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley.

From 2022 to 2024, we plan to invest between $650 and $750 million of capital on water management and water treatment, including the capital portion of scope attributable to the previously disclosed Direction. It also includes the advancement of an SRF project, which will increase treatment capacity in the north Elk Valley earlier than previously planned. The above expected capital costs in 2022 to 2024 compares to our previous guidance of $400 to $500 million as well as the capital scope associated with the disclosed $350 to $400 million aggregate cost of incremental measures required under the Direction. The continued investment in water treatment during this time frame will further increase our treatment capacity to 90 million litres per day through the development of SRFs.

Operating costs associated with water treatment were approximately $0.75 per tonne in 2021 and, as previously disclosed, are projected to increase gradually over the long term to approximately $3 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to

26	Teck Resources Limited 2021 Fourth Quarter News Release

the Plan are under discussion with provincial regulators and First Nations. The state of Montana has adopted a water quality standard for the Koocanusa Reservoir downstream of our mining operations that establishes a selenium standard that may not be achievable with existing technology. We are taking steps to challenge this standard. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

27	Teck Resources Limited 2021 Fourth Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Western Canadian Select (US$/bbl)	$62.55	$33.36	$54.87	$26.82
Blended bitumen price (realized US$/bbl)	$65.53	$34.36	$58.14	$27.99
Bitumen price (realized CAD$/bbl)	$70.58	$35.92	$61.78	$25.27
Operating netback (CAD$/bbl)[2]	$1.63	$(6.23)	$(3.25)	$(19.02)
Production (million bitumen barrels)	2.0	2.3	7.3	8.4
Production (average barrels per day)	21,872	24,562	19,935	22,875
Sales (million blended bitumen barrels)	2.6	3.0	9.3	11.6
Gross profit (loss)	$(38)	$(46)	$(133)	$(326)
Gross profit (loss) before depreciation and amortization[2]	$(9)	$(24)	$(37)	$(223)

Performance

In the fourth quarter, we had a gross loss in our energy business unit of $38 million compared with a gross loss of $46 million a year ago. The gross loss decreased compared with a year ago primarily due to an increase in global benchmark crude oil prices, including Western Canadian Select (WCS), partially offset by higher operating costs.

Our 21.3% share of bitumen production from Fort Hills of 21,872 barrels per day was 11% lower in the fourth quarter compared to the same period last year. In the fourth quarter, the focus was on ramp-up to full rates with production ramp-up safely and successfully completed in December. Fort Hills has now resumed operating as a two train operation and is operating at ramped up rates. Our annual 2021 production of 19,935 barrels per day was within our annual guidance of 18,000 to 22,300 barrels per day.

Cost of sales in the fourth quarter of 2021 was $248 million compared with $186 million a year ago, reflecting higher mining costs associated with production ramp-up. Higher mining costs related to increased spend on contractor overburden stripping to support production ramp-up, managing mine slope instability and capping groundwater inflows. As a result of lower production volumes and higher operating costs, adjusted operating costs2 were $51.09 per barrel in the fourth quarter compared with $31.13 per barrel in the same period last year.

Notes:

1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
28	Teck Resources Limited 2021 Fourth Quarter News Release

The table below summarizes the change in gross profit in our energy business unit for the quarter:

Gross Profit (Loss) (CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2020	$(46)
Increase (decrease):
Bitumen price realized	72
Unit operating costs	(40)
Royalties	(5)
Inventory write-down	(3)
Foreign exchange	(5)
Transportation costs and other	(4)
Depreciation	(7)
Net increase	$8
As reported in current quarter	$(38)

In the fourth quarter, our share of Fort Hills capital expenditures was $26 million and $80 million for 2021 compared to our annual guidance of $85 million. The 2021 capital expenditures related to tailings infrastructure and work to transition to the next mining area at Fort Hills.

In the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our interest in Fort Hills as at December 31, 2021. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021.

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The valuation of our interest in Fort Hills is most sensitive to changes in WCS oil prices, Canadian/U.S. dollar exchange rates and discount rates. Based on the discounted cash flow model used to determine the recoverable amount as at December 31, 2021, ignoring the above-described interrelationships, a US$1 change in the real long-term WCS oil price would result in a change in the recoverable amount of $100 million. A $0.01 change in the Canadian dollar against the U.S. dollar would result in a change in the recoverable amount of approximately $30 million. A 25 basis point change in the discount rate would result in a change in the recoverable amount of approximately $50 million. Using a long-term WCS price of US$53 per barrel would increase the estimated value by $500 million to $2.6 billion and using a long-term WCS price of US$58 per barrel would increase the estimated value by $1.0 billion to $3.1 billion. As of the date of this news release, the WCS price is US$79 per barrel.

29	Teck Resources Limited 2021 Fourth Quarter News Release

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the fourth quarter, NYMEX WTI averaged US$77.19 per barrel, a 81% increase compared to the same period last year at an average of NYMEX WTI US$42.66 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$14.64 per barrel for a WCS blend value of US$62.55 per barrel, 88% higher than the WCS blend value of US$33.36 per barrel in the fourth quarter last year. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$5.44 per barrel, for a WCS blend value of US$71.75 per barrel in this quarter, compared to WCS blend value of US$40.35 per barrel in the same period last year.

Crude oil prices were higher in the fourth quarter of 2021 with NYMEX WTI prices trading between US$65.57 and US$84.65 per barrel. Prices were supported by a global demand and supply deficit resulting in inventory stock draws. Demand continued to grow as global economies further recover from COVID-19 slowdowns and from fuel switching in Europe caused by very high natural gas prices. Supply during the quarter was negatively impacted by reduced U.S. production from Hurricane Ida and political and civil unrest in a number of oil producing countries. Differentials for Canadian heavy blends widened during the quarter on increased supply of heavy sour barrels in the global market from Western Canada and OPEC, release from the U.S. Strategic Petroleum Reserve and decreased demand from several unplanned refinery outages in the Midwest U.S. Differentials are expected to narrow in 2022 with additional pipeline egress from Western Canada to the U.S. Midwest and U.S. Gulf Coast.

30	Teck Resources Limited 2021 Fourth Quarter News Release

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended December 31,		Year ended December 31,
(Amounts reported in CAD$ per barrel of bitumen sold)	2021	2020	2021	2020

Bitumen price realized[2]	$70.58	$35.92	$61.78	$25.27
Crown royalties[3]	(3.16)	(0.33)	(2.18)	(0.49)
Transportation costs for FRB[4]	(14.70)	(10.69)	(14.96)	(11.84)
Adjusted operating costs1 5	(51.09)	(31.13)	(47.89)	(31.96)
Operating netback[1]	$1.63	$(6.23)	$(3.25)	$(19.02)

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4.	Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

With Fort Hills resuming a two-train operation in the fourth quarter, the facility is expected to operate at an average utilization rate of 90% throughout 2022. As such, we expect our share of annual production from Fort Hills to be approximately 33,000 to 39,400 barrels per day in 2022. The mid-point of our guidance represents an increase of approximately 85% compared to 2021 production. Annual adjusted operating costs1 are expected to be $26 to $30 per barrel in 2022, a decrease of close to 40% compared to 2021.

Capital spending in our energy business unit in 2022 is expected to be approximately $140 million, primarily for tailings infrastructure and work to transition to the next mining area at Fort Hills.

RACE21™

We are in the process of completing the RACE21™ program with the implementation of a handful of initiatives remaining, and are compiling program results, which will be communicated in due course. Our digital transformation continues and the team is focused on our longer-term digital transformation with a continued emphasis on increased efficiencies and value creation.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
31	Teck Resources Limited 2021 Fourth Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expenses, was $25 million in the fourth quarter compared with an expense of $299 million a year ago. Significant items in the quarter included $171 million of positive pricing adjustments partly offset by $26 million of environmental costs, $29 million of take or pay contract costs and $43 million of share-based compensation expense. Other operating income, net of other expenses in the fourth quarter of 2020 included $258 million of environmental costs primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations and increased expected reclamation costs.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at September 30, 2021 and December 31, 2021.

	Outstanding at		Outstanding at
	December 31, 2021		September 30, 2021
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	156	4.42	122	4.05
Zinc	175	1.62	201	1.36

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $54 million in the fourth quarter increased by $9 million from a year ago due to higher accretion expense on our decommissioning and restoration provisions.

Our non-operating income was $59 million in the fourth quarter compared with an expense of $10 million in the same period last year. Significant items in the quarter included a $35 million foreign exchange gain and a $27 million gain on changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans.

Income Taxes

Provision for income and resource taxes in the fourth quarter was $685 million, or 31% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% generally as a result of resource taxes and higher taxes in some foreign jurisdictions. In the quarter, excluding two unusual items, being the impairment reversal for Carmen de Andacollo and the recognition of a capital loss giving rise to a deferred tax asset, our effective tax rate would have been 34%.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions. At current commodity prices, we expect to be accruing for current Canadian corporate income taxes starting in the first quarter of 2022.

32	Teck Resources Limited 2021 Fourth Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	December 31, 2021		December 31, 2020

Term notes	$3,478		$3,478
US$4 billion of revolving credit facilities	—		262
QB2 US$2.5 billion limited recourse project finance facility	2,252		1,147
Lease liabilities	547		544
Antamina credit facilities	176		90
Other	—		1
Less unamortized fees and discounts	(89)		(66)
Debt (US$ in millions)	$6,364		$5,456

Debt (Canadian $ equivalent)[1] (A)	$8,068		$6,947
Less cash balances	(1,427)		(450)
Net debt[2] (B)	$6,641		$6,497

Equity (C)	$23,773		$20,708
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	22%		24%
Net debt to adjusted EBITDA ratio[2]	1.0	x	2.5	x
Weighted average coupon rate on the term notes	5.5%		5.5%

Notes:

1.	Translated at period end exchange rates
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $7.0 billion as at February 23, 2022.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. On October 15, 2021, we converted our US$4.0 billion committed credit facility into a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy, and extended the maturity to October 2026. Our sustainability performance over the term of the facility is measured by Green House Gas (GHG) intensity, percentage of women in Teck’s workforce and safety. In addition, on October 15, 2021, we cancelled our US$1 billion facility that was scheduled to mature in June 2022. The US$1 billion facility was established in June 2020 during the initial months of COVID-19 and market conditions and commodity prices have improved significantly since then. As at February 23, 2022, our US$4.0 billion facility was undrawn.

Our US$4.0 billion sustainability-linked facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio1 not to exceed 60%. That ratio was 22% at December 31, 2021.

33	Teck Resources Limited 2021 Fourth Quarter News Release

In July 2021, Antamina entered into a new US$1.0 billion loan agreement. Our 22.5% share of the loan, if fully drawn, will be US$225 million. Proceeds from the loan have been used to repay the existing credit facilities and will be used to fund capital expenditures going forward. The loan is non-recourse to us and the other Antamina owners and matures in July 2026. In December 2021, Antamina entered into a US$80 million short-term loan agreement which was repaid in January 2022. Our share of the amount drawn was US$18 million.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that mostly secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $3.0 billion at December 31, 2021. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

On January 18, 2022, we redeemed US$150 million of our maturing 4.75% term notes.

Operating Cash Flow

Cash flow from operations in the fourth quarter was $2.1 billion compared with $594 million a year ago, reflecting the impact of substantially higher commodity prices, most significantly steelmaking coal.

During the fourth quarter, changes in working capital items resulted in a use of cash of $53 million compared with $104 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $1.1 billion in the fourth quarter, including $715 million for the QB2 project, and $300 million on sustaining capital. The largest components of sustaining expenditures were $158 million at our steelmaking coal operations, $41 million at Antamina and $25 million at Red Dog.

Capitalized production stripping costs were $186 million in the fourth quarter compared with $120 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs in the fourth quarter were higher than a year ago primarily due to a decrease in capitalized stripping in 2020 as a result of COVID-19 restrictions.

The table below summarizes our year-to-date capital spending for 2021:

($ in millions)	Sustaining	Growth[1]	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$184	$103	$2,580	$2,867	$207	$3,074
Zinc	154	14	—	$168	91	$259
Steelmaking coal	475	440	—	$915	369	$1,284
Energy	80	3	—	$83	—	$83
Corporate	10	3	—	$13	—	$13
	$903	$563	$2,580	$4,046	$667	$4,713

Note:

1.	RACE21™ capital expenditures included in growth total $130 million and are allocated $32 million to Copper, $5 million to Zinc, $90 million to Steelmaking coal and $3 million to Corporate.

34	Teck Resources Limited 2021 Fourth Quarter News Release

Financing Activities

Debt proceeds on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project were $303 million in the fourth quarter. In addition, during the fourth quarter, we repaid $268 million, net, on our US$4 billion revolving credit facility.

Interest and various finance fees and charges paid in the fourth quarter were $90 million, $26 million higher than year ago primarily due to fees related to reclamation bonds.

In the fourth quarter, we paid $26 million in respect of our regular base quarterly dividend of $0.05 per share.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2021, $2.7 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future are uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole, although current high commodity prices can be expected to generate a supply response over time.

35	Teck Resources Limited 2021 Fourth Quarter News Release

The sensitivity of our annualized profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2022 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

	2022 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 6 ($ in millions)
US$ exchange		CAD$0.01	$93	$143
Copper (000's tonnes)	281.5	US$0.01/lb	$4	$7
Zinc (000's tonnes)[3]	925.0	US$0.01/lb	$9	$12
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$18	$28
WCS (million bbl)[4]	13.2	US$1/bbl	$12	$16
WTI[5]		US$1/bbl	$8	$11

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 277,500 tonnes of refined zinc and 647,500 tonnes of zinc contained in concentrate.
4.	Bitumen volumes from our energy business unit.
5.	Our WTI oil price sensitivity takes into account our interest in Fort Hills for the change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel and our transportation contracts may contain fuel price adjustments.
6.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. All are subject to varying rates of taxation depending on their nature and jurisdiction.

36	Teck Resources Limited 2021 Fourth Quarter News Release

GUIDANCE

Production Guidance

The table below shows our share of production of our principal products for 2021, our guidance for production for 2022 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2021	Guidance 2022	Three-Year Guidance 2023 – 2025

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	130.8	127 - 133	130 - 160
Antamina	100.2	91 - 96	90 - 95
Carmen de Andacollo	44.8	45 - 50	50 - 60
Quebrada Blanca[5]	11.5	10 - 11	245 - 300
	287.3	273 - 290	515 - 615
Zinc1 2 4
Red Dog	503.4	540 - 570	510 - 550
Antamina	104.0	90 - 95	80 - 100
	607.4	630 - 665	590 - 650
Refined zinc
Trail Operations	279.0	270 - 285	295 - 315

Steelmaking coal (million tonnes)	24.6	24.5 - 25.5	26.0 - 27.0

Bitumen (million barrels)[2]
Fort Hills	7.3	12.0 - 14.4	14.0
OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	97.4	80 - 90	85 - 95

Molybdenum (million pounds)1 2
Highland Valley Copper	1.1	0.8 - 1.3	3.0 - 5.0
Antamina	1.1	1.8 - 2.2	3.0 - 4.0
Quebrada Blanca[5]	—	—	4.0 - 13.0
	2.2	2.6 - 3.5	10.0 - 22.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	2022 guidance excludes production from Quebrada Blanca concentrate production. Three-year guidance 2023 — 2025 includes Quebrada Blanca concentrate production.
37	Teck Resources Limited 2021 Fourth Quarter News Release

Sales Guidance

The table below shows our sales of selected primary products for the last quarter and our sales guidance for the next quarter for these products.

	Q4 2021	Guidance Q1 2022
Zinc (000's tonnes)[1]
Red Dog	140	130 - 150
Steelmaking coal (million tonnes)	5.1	6.1 - 6.5

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our 2021 unit costs and our 2022 unit cost guidance for selected products.

	2021	Guidance 2022

Copper[1]
Total cash unit costs[4] (US$/lb.)	1.80	1.85 - 1.95
Net cash unit costs1 4 (US$/lb.)	1.39	1.40 - 1.50

Zinc[3]
Total cash unit costs[4] (US$/lb.)	0.56	0.48 - 0.53
Net cash unit costs2 4 (US$/lb.)	0.30	0.32 - 0.38

Steelmaking coal[4]
Adjusted site cash cost of sales[4](CAD$/tonne)	65	72 - 77
Transportation costs (CAD$/tonne)	44	43 - 46

Bitumen
Adjusted operating costs[4] (CAD$/barrel)	47.89	26 - 30

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2022 assumes a zinc price of US$1.35 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$22 per ounce, a gold price of US$1,700 per ounce and a Canadian/U.S. dollar exchange rate of $1.27.
2.	After co-product and by-product margins.
3.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2022 assumes a lead price of US$0.95 per pound, a silver price of US$22 per ounce and a Canadian/U.S. dollar exchange rate of $1.27. By-products include both by-products and co-products.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

38	Teck Resources Limited 2021 Fourth Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2021 and our capital expenditure guidance for 2022.

(Teck’s share in CAD$ millions)	2021	Guidance 2022
Sustaining
Copper[3]	$184	$340
Zinc	154	190
Steelmaking coal[1]	475	750
Energy	80	140
Corporate	10	5
	$903	$1,425
Growth[2]
Copper[3]	$103	$235
Zinc	14	35
Steelmaking coal	440	35
Energy	3	—
Corporate	3	—
	$563	$305
Total
Copper	$287	$575
Zinc	168	225
Steelmaking coal	915	785
Energy	83	140
Corporate	13	5
	$1,466	$1,730

QB2 capital expenditures	$2,580	$ 2,200 - 2,500

Total before SMM and SC contributions	4,046	3,930 - 4,230
Estimated SMM and SC contributions to capital expenditures	(401)	(630) - (730)
Estimated QB2 project financing draw to capital expenditures	(1,376)	(315)
Total, net of partner contributions and project financing	$2,269	$ 2,985 - 3,185

Notes:

1.	Steelmaking coal 2022 sustaining capital expenditure guidance includes $280 million of water treatment capital. 2021 includes $226 million of water treatment capital.
2.	Growth capital expenditures include RACE21™ capital expenditures for 2022 of $50 million, of which $10 million relates to copper, $5 million relates to zinc and $35 million relates to steelmaking coal.
3.	Copper growth capital guidance for 2022 includes studies for HVC 2040, Antamina, QBME, Zafranal, San Nicolás and Galore Creek. Copper sustaining capital guidance for 2022 includes Quebrada Blanca concentrate operations.

We expect our 2023 capital expenditures to decrease by approximately $2 billion compared to our planned 2022 capital expenditures.

39	Teck Resources Limited 2021 Fourth Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2021	Guidance 2022
Copper	$207	$250
Zinc	91	90
Steelmaking coal	369	480
	$667	$820

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2021				2020
(in millions, except for share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$4,406	$3,970	$2,558	$2,547	$2,560	$2,291	$1,720	$2,377

Gross profit	2,076	1,662	689	654	505	291	139	398

Profit (loss) attributable to shareholders	1,487	816	260	305	(464)	61	(149)	(312)

Basic earnings (loss) per share	$2.79	$1.53	$0.49	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)

Diluted earnings (loss) per share	$2.74	$1.51	$0.48	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)

Cash flow from operations	$2,098	$1,480	$575	$585	$594	$390	$300	$279

OUTSTANDING SHARE DATA

As at February 23, 2022, there were 526.9 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 22.7 million share options outstanding with exercise prices ranging between $5.34 and $39.30 per share. More information on these instruments and the terms of their conversion is set out in Note 24 of our 2020 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Most of our corporate office staff and many site administrative staff continued to work remotely through 2021. We continue to retain documentation in electronic form as a result of remote work, consistent with our practices in 2020. There have been no significant changes in our internal controls during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

40	Teck Resources Limited 2021 Fourth Quarter News Release

REVENUE AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

REVENUE
Copper
Highland Valley Copper	$330	$336	$1,440	$993
Antamina	421	328	1,383	868
Carmen de Andacollo	128	123	493	442
Quebrada Blanca	45	33	136	116
	924	820	3,452	2,419

Zinc
Trail Operations	565	473	1,997	1,761
Red Dog	573	404	1,567	1,394
Other	2	2	10	9
Intra-segment revenues	(153)	(140)	(511)	(464)
	987	739	3,063	2,700

Steelmaking coal	2,285	861	6,251	3,375

Energy	210	140	715	454
TOTAL REVENUE	$4,406	$2,560	$13,481	$8,948

GROSS PROFIT (LOSS)
Copper
Highland Valley Copper	$157	$143	$721	$331
Antamina	244	170	828	414
Carmen de Andacollo	29	45	153	95
Quebrada Blanca	12	10	39	19
	442	368	1,741	859

Zinc
Trail Operations	(14)	5	(2)	(23)
Red Dog	229	140	678	513
Other	2	2	12	33
	217	147	688	523

Steelmaking coal	1,455	36	2,785	277

Energy	(38)	(46)	(133)	(326)
TOTAL GROSS PROFIT	$2,076	$505	$5,081	$1,333

41	Teck Resources Limited 2021 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

OPERATING COSTS
Copper
Highland Valley Copper	$124	$141	$514	$482
Antamina	100	91	300	244
Carmen de Andacollo	76	56	259	251
Quebrada Blanca	32	21	93	85
	332	309	1,166	1,062

Zinc
Trail Operations	141	134	554	511
Red Dog	94	87	297	322
Other	—	—	(2)	(24)
	235	221	849	809

Steelmaking coal	366	367	1,557	1,453

Energy	111	78	345	330
Total operating costs	$1,044	$975	$3,917	$3,654

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$11	$10	$43	$35
Antamina	14	11	41	31
Carmen de Andacollo	8	4	25	21
Quebrada Blanca	—	—	1	1
	33	25	110	88

Zinc
Trail Operations	35	36	135	148
Red Dog	46	36	125	124
	81	72	260	272

Steelmaking coal	251	245	1,037	905

Energy	29	28	112	113
Total transportation costs	$394	$370	$1,519	$1,378

42	Teck Resources Limited 2021 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$379	$276	$1,224	$1,037
Intra-segment purchases	(153)	(140)	(511)	(464)
	226	136	713	573
Energy (diluent and non-proprietary blend purchases)	79	58	295	234
Total raw material purchases	$305	$194	$1,008	$807

ROYALTY COSTS
Copper
Antamina	$23	$16	$50	$27

Zinc
Red Dog	160	93	323	231

Steelmaking coal	—	1	—	8
Total royalty costs	$183	$110	$373	$266

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$38	$42	$162	$145
Antamina	40	40	164	152
Carmen de Andacollo	15	18	56	75
Quebrada Blanca	1	2	3	11
	94	102	385	383

Zinc
Trail Operations	24	22	86	88
Red Dog	44	48	144	204
	68	70	230	292

Steelmaking coal	213	212	872	732

Energy	29	22	96	103
Total depreciation and amortization	$404	$406	$1,583	$1,510
TOTAL COST OF SALES	$2,330	$2,055	$8,400	$7,615

43	Teck Resources Limited 2021 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2021	2020	2021	2020

Copper
Highland Valley Copper	$27	$25	$105	$84
Antamina	32	19	93	53
Carmen de Andacollo	3	2	9	8
	62	46	207	145

Zinc
Red Dog	35	13	91	52

Steelmaking coal	89	61	369	302
Total	$186	$120	$667	$499

44	Teck Resources Limited 2021 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Highland Valley Copper
Tonnes mined (000's)	18,934	23,841	83,442	98,992
Tonnes milled (000's)	10,802	11,530	41,552	46,546

Copper
Grade (%)	0.35	0.34	0.36	0.30
Recovery (%)	87.5	88.1	88.1	89.6
Production (000's tonnes)	33.0	33.9	130.8	119.3
Sales (000's tonnes)	27.4	35.3	123.4	118.6
Molybdenum
Production (million pounds)	0.3	0.5	1.1	3.3
Sales (million pounds)	0.3	0.4	1.1	3.4

Antamina
Tonnes mined (000's)	58,179	57,029	241,915	169,334
Tonnes milled (000's)
Copper-only ore	7,175	7,530	28,266	25,746
Copper-zinc ore	5,836	6,554	24,080	21,182
	13,011	14,084	52,346	46,928
Copper[1]
Grade (%)	1.00	0.97	0.96	0.93
Recovery (%)	88.1	88.1	88.6	86.7
Production (000's tonnes)	117.9	118.5	445.3	380.7
Sales (000's tonnes)	128.7	125.0	441.3	379.8

Zinc[1]
Grade (%)	2.06	2.32	2.20	2.29
Recovery (%)	85.3	87.0	86.0	87.1
Production (000's tonnes)	103.9	147.0	462.2	427.8
Sales (000's tonnes)	113.9	158.4	460.7	423.3

Molybdenum
Production (million pounds)	1.4	1.3	4.9	7.9
Sales (million pounds)	1.2	2.3	4.8	9.9

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
45	Teck Resources Limited 2021 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Carmen de Andacollo
Tonnes mined (000’s)	6,832	7,031	26,766	27,185
Tonnes milled (000’s)	4,251	4,658	17,538	18,144
Copper
Grade (%)	0.29	0.34	0.30	0.36
Recovery (%)	80.8	87.1	83.8	85.5
Production (000’s tonnes)	10.0	13.8	43.5	55.4
Sales (000’s tonnes)	10.7	13.9	43.7	57.6

Copper cathode
Production (000’s tonnes)	0.3	0.5	1.3	2.0
Sales (000’s tonnes)	0.3	0.2	1.6	1.9

Gold[1]
Production (000’s ounces)	7.5	12.0	35.8	49.2
Sales (000’s ounces)	8.8	13.0	38.3	54.0

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Production (000's tonnes)	2.9	3.3	11.5	13.4

Sales (000's tonnes)	3.6	3.4	11.5	13.9

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	125	143	517	567
Lead	27	30	119	120
Metal production
Zinc (000's tonnes)	68.2	80.0	279.0	305.1
Lead (000's tonnes)	22.4	17.8	81.4	72.9
Silver (million ounces)	3.3	2.7	11.7	11.5
Gold (000's ounces)	10.8	5.9	34.0	28.9

Metal sales
Zinc (000's tonnes)	69.4	79.5	280.9	306.8
Lead (000's tonnes)	23.1	17.3	76.1	70.2
Silver (million ounces)	3.4	2.5	11.6	11.5
Gold (000's ounces)	10.1	5.8	33.4	28.6

46	Teck Resources Limited 2021 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Red Dog
Tonnes mined (000's)	3,514	2,721	10,894	11,254
Tonnes milled (000's)	1,006	1,110	4,330	4,196
Zinc
Grade (%)	15.5	15.6	14.3	14.2
Recovery (%)	80.3	84.3	81.4	82.3
Production (000's tonnes)	125.4	146.1	503.4	490.7
Sales (000's tonnes)	140.1	149.2	445.7	551.2
Lead
Grade (%)	3.9	4.2	4.2	4.0
Recovery (%)	47.7	57.4	53.0	57.8
Production (000's tonnes)	18.7	26.4	97.4	97.5
Sales (000's tonnes)	34.7	23.1	97.5	99.2

Steelmaking coal
Waste production (million BCM’s)	55.5	61.9	238.9	237.7
Clean coal production (million tonnes)	6.3	6.0	24.6	21.1
Clean coal strip ratio (waste BCM’s/coal tonnes)	8.8:1	10.3:1	9.7:1	11.3:1
Sales (million tonnes)	5.1	6.1	23.4	21.9

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

47	Teck Resources Limited 2021 Fourth Quarter News Release

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs

48	Teck Resources Limited 2021 Fourth Quarter News Release

are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back Crown royalties that are deducted from revenue.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

49	Teck Resources Limited 2021 Fourth Quarter News Release

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Operating netback – Operating netback per barrel in our energy business unit is calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less Crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

Profit (Loss) Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$1,487	$(464)	$2,868	$(864)
Add (deduct) on an after-tax basis:
Asset impairment (impairment reversal)	(150)	438	(150)	912
COVID-19 costs	—	—	—	233
QB2 variable consideration to IMSA and ENAMI	(16)	—	124	(34)
Environmental costs	19	201	79	210
Inventory write-downs	8	15	2	91
Share-based compensation	32	21	94	34
Commodity derivatives	10	(15)	15	(46)
Other	(13)	52	25	25
Adjusted profit attributable to shareholders	$1,377	$248	$3,057	$561

Basic earnings (loss) per share	$2.79	$(0.87)	$5.39	$(1.62)
Diluted earnings (loss) per share	$2.74	$(0.87)	$5.31	$(1.62)
Adjusted basic earnings per share	$2.58	$0.47	$5.74	$1.05
Adjusted diluted earnings per share	$2.54	$0.46	$5.66	$1.04

50	Teck Resources Limited 2021 Fourth Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2021	2020	2021	2020

Basic earnings (loss) per share	$2.79	$(0.87)	$5.39	$(1.62)
Add (deduct):
Asset impairment (impairment reversal)	(0.28)	0.82	(0.28)	1.71
COVID-19 costs	—	—	—	0.44
QB2 variable consideration to IMSA and ENAMI	(0.03)	—	0.23	(0.06)
Environmental costs	0.04	0.37	0.15	0.39
Inventory write-downs	0.01	0.03	—	0.17
Share-based compensation	0.06	0.04	0.18	0.06
Commodity derivatives	0.02	(0.03)	0.03	(0.09)
Other	(0.03)	0.11	0.04	0.05
Adjusted basic earnings per share	$2.58	$0.47	$5.74	$1.05

51	Teck Resources Limited 2021 Fourth Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2021	2020	2021	2020

Diluted earnings (loss) per share	$2.74	$(0.87)	$5.31	$(1.62)
Add (deduct):
Asset impairment (impairment reversal)	(0.28)	0.82	(0.28)	1.70
COVID-19 costs	—	—	—	0.43
QB2 variable consideration to IMSA and ENAMI	(0.03)	—	0.23	(0.06)
Environmental costs	0.04	0.37	0.15	0.39
Inventory write-downs	0.01	0.03	—	0.17
Share-based compensation	0.06	0.04	0.18	0.07
Commodity derivatives	0.02	(0.03)	0.03	(0.09)
Other	(0.02)	0.10	0.04	0.05
Adjusted diluted earnings per share	$2.54	$0.46	$5.66	$1.04

52	Teck Resources Limited 2021 Fourth Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	Year ended December 31, 2021		Year ended December 31, 2020

Profit (loss) before taxes	$4,532		$(1,136)
Finance expense net of finance income	210		268
Depreciation and amortization	1,583		1,510
EBITDA	$6,325		$642

Add (deduct):
Asset impairment (impairment reversal)	(215)		1,244
COVID-19 costs	—		336
QB2 variable consideration to IMSA and ENAMI	141		(56)
Environmental costs	108		270
Inventory write-down	1		134
Share-based compensation	125		47
Commodity derivatives	22		(62)
Other	66		15
Adjusted EBITDA	$6,573	(E)	$2,570	(D)

Total debt at period end	$8,068	(G)	$6,947	(F)
Less: cash and cash equivalents at period end	(1,427)		(450)
Net debt	$6,641	(I)	$6,497	(H)

Debt to adjusted EBITDA ratio	1.2	(G/E)	2.7	(F/D)
Net Debt to adjusted EBITDA ratio	1.0	(I/E)	2.5	(H/D)
Equity attributable to shareholders of the company	23,005	(K)	20,039	(J)
Obligation to Neptune Bulk Terminals	183	(M)	138	(L)
QB shovels financial liability	74	(O)	—	(N)
Adjusted Net debt to capitalization ratio	0.22	(I+M+O)/ (G+K+M +O)	0.24	(H+L+N)/ (F+J+L +N)

53	Teck Resources Limited 2021 Fourth Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) before taxes	$2,208	$(549)	$4,532	$(1,136)
Finance expense net of finance income	53	44	210	268
Depreciation and amortization	404	406	1,583	1,510
EBITDA	2,665	(99)	6,325	642

Add (deduct):
Asset impairment (impairment reversal)	(215)	597	(215)	1,244
COVID-19 costs	—	—	—	336
QB2 variable consideration to IMSA and ENAMI	(27)	—	141	(56)
Environmental costs	26	258	108	270
Inventory write-downs	11	23	1	134
Share-based compensation	43	29	125	47
Commodity derivatives	15	(20)	22	(62)
Other	3	51	66	15
Adjusted EBITDA	$2,521	$839	$6,573	$2,570

54	Teck Resources Limited 2021 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Gross profit	$2,076	$505	$5,081	$1,333
Depreciation and amortization	404	406	1,583	1,510
Gross profit before depreciation and amortization	$2,480	$911	$6,664	$2,843

Reported as:
Copper
Highland Valley Copper	$195	$185	$883	$476
Antamina	284	210	992	566
Carmen de Andacollo	44	63	209	170
Quebrada Blanca	13	12	42	30
	536	470	2,126	1,242

Zinc
Trail Operations	10	27	84	65
Red Dog	273	188	822	717
Other	2	2	12	33
	285	217	918	815

Steelmaking coal	1,668	248	3,657	1,009

Energy	(9)	(24)	(37)	(223)
Gross profit before depreciation and amortization	$2,480	$911	$6,664	$2,843

55	Teck Resources Limited 2021 Fourth Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Revenue
Copper (A)	$924	$820	$3,452	$2,419
Zinc (B)	987	739	3,063	2,700
Steelmaking coal (C)	2,285	861	6,251	3,375
Energy (D)	210	140	715	454
Total	$4,406	$2,560	$13,481	$8,948

Gross profit (loss), before depreciation and amortization

Copper (E)	$536	$470	2,126	1,242
Zinc (F)	285	217	918	815
Steelmaking coal (G)	1,668	248	3,657	1,009
Energy (H)	(9)	(24)	(37)	(223)
Total	$2,480	$911	$6,664	$2,843

Gross profit margins before depreciation and amortization
Copper (E/A)	58%	57%	62%	51%
Zinc (F/B)	29%	29%	30%	30%
Steelmaking coal (G/C)	73%	29%	59%	30%
Energy (H/D)	(4)%	(17)%	(5)%	(49)%

56	Teck Resources Limited 2021 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Revenue as reported	$924	$820	$3,452	$2,419
By-product revenue (A)	(107)	(104)	(386)	(300)
Smelter processing charges (B)	35	40	124	140
Adjusted revenue	$852	$756	$3,190	$2,259

Cost of sales as reported	$482	$452	$1,711	$1,560
Less:
Depreciation and amortization	(94)	(102)	(385)	(383)
Labour settlement charges	(26)	—	(26)	—
By-product cost of sales (C)	(23)	(29)	(84)	(71)
Adjusted cash cost of sales (D)	$339	$321	$1,216	$1,106

Payable pounds sold (millions) (E)	151.5	172.7	596.1	591.7

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.24	$1.86	$2.04	$1.87
Smelter processing charges (B/E)	0.23	0.23	0.21	0.23
Total cash unit costs – CAD$/pound	$2.47	$2.09	$2.25	$2.10

Cash margin for by-products – ((A – C)/E)	(0.55)	(0.43)	(0.51)	(0.39)
Net cash unit costs – CAD$/pound	$1.92	$1.66	$1.74	$1.71

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.30	$1.25	$1.34

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.78	$1.42	$1.63	$1.39
Smelter processing charges	0.18	0.18	0.17	0.18
Total cash unit costs – US$/pound	$1.96	$1.60	$1.80	$1.57

Cash margin for by-products	(0.44)	(0.33)	(0.41)	(0.29)
Net cash unit costs – US$/pound	$1.52	$1.27	$1.39	$1.28

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

57	Teck Resources Limited 2021 Fourth Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2021	2020	2021	2020
Revenue as reported	$987	$739	$3,063	$2,700
Less:
Trail Operations revenues as reported	(565)	(473)	(1,997)	(1,761)
Other revenues as reported	(2)	(2)	(10)	(9)
Add back: Intra-segment revenues as reported	153	140	511	464
	$573	$404	$1,567	$1,394
By-product revenues (A)	(122)	(74)	(336)	(316)
Smelter processing charges (B)	52	111	240	370
Adjusted revenue	$503	$441	$1,471	$1,448
Cost of sales as reported	$770	$592	$2,375	$2,177
Less:
Trail Operations cost of sales as reported	(579)	(468)	(1,999)	(1,784)
Other cost of sales as reported	—	—	2	24
Add back: Intra-segment purchases as reported	153	140	511	464
	$344	$264	$889	$881
Less:
Depreciation and amortization	(44)	(48)	(144)	(204)
Royalty costs	(160)	(93)	(323)	(231)
By-product cost of sales (C)	(24)	(17)	(68)	(78)
Adjusted cash cost of sales (D)	$116	$106	$354	$368

Payable pounds sold (millions) (E)	263.2	281.7	842.4	1,040.3

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.44	$0.38	$0.42	$0.35
Smelter processing charges (B/E)	0.20	0.39	0.28	0.36
Total cash unit costs – CAD$/pound	$0.64	$0.77	$0.70	$0.71
Cash margin for by-products – ((A - C)/E)	(0.37)	(0.20)	(0.32)	(0.23)
Net cash unit costs – CAD$/pound	$0.27	$0.57	$0.38	$0.48

US$ amounts2
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.30	$1.25	$1.34

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.35	$0.29	$0.34	$0.26
Smelter processing charges	0.16	0.30	0.22	0.27
Total cash unit costs – US$/pound	$0.51	$0.59	$0.56	$0.53
Cash margin for by-products	(0.29)	(0.15)	(0.26)	(0.17)
Net cash unit costs – US$/pound	$0.22	$0.44	$0.30	$0.36

Notes:

1.	Red Dog mining operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
58	Teck Resources Limited 2021 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2021	2020	2021	2020

Cost of sales as reported	$830	$825	$3,466	$3,098
Less:
Transportation costs (A)	(251)	(245)	(1,037)	(905)
Depreciation and amortization	(213)	(212)	(872)	(732)
Inventory write-down reversal (B)	—	(14)	10	(59)
Labour settlement (C)	—	—	(39)	(4)
Adjusted site cash cost of sales (D)	$366	$354	$1,528	$1,398
Tonnes sold (millions) (E)	5.1	6.1	23.4	21.9

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (D/E)	$72	$58	$65	$64
Transportation costs (A/E)	49	40	44	41
Inventory write-downs (B/E)	—	2	—	3
Labour settlement (C/E)	—	—	2	—
Unit costs – CAD$/tonne	$121	$100	$111	$108

US$ amounts1
Average exchange rate (CAD$ per US$1.00)	$1.26	$1.30	$1.25	$1.34
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$57	$44	$52	$47
Transportation costs	39	31	35	31
Inventory write-down reversal	—	2	—	2
Labour settlement	—	—	2	—
Unit costs – US$/tonne	$96	$77	$89	$80

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

59	Teck Resources Limited 2021 Fourth Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations and Adjusted Operating Costs1

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2021	2020	2021	2020
Revenue as reported	$210	$140	$715	$454
Less:
Cost of diluent for blending	(79)	(54)	(250)	(217)
Non-proprietary product revenue	—	(4)	(50)	(21)
Add back: Crown royalties (D)	6	1	15	4
Adjusted revenue (A)	$137	$83	$430	$220

Cost of sales as reported	$248	$186	$848	$780
Less:
Depreciation and amortization	(29)	(22)	(96)	(103)
Inventory write-down	(11)	(8)	(11)	(54)
Cash cost of sales	$208	$156	$741	$623
Less:
Cost of diluent for blending	(79)	(54)	(250)	(217)
Cost of non-proprietary product purchased	—	(4)	(45)	(17)
Transportation for non-proprietary product purchased[3]	—	(1)	(8)	(8)
Transportation for costs FRB (C)	(29)	(25)	(104)	(103)
Adjusted operating costs (E)	$100	$72	$334	$278

Blended bitumen barrels sold (000’s)	2,613	3,056	9,333	11,641
Less diluent barrels included in blended bitumen (000’s)	(673)	(762)	(2,363)	(2,949)

Bitumen barrels sold (000’s) (B)	1,940	2,294	6,970	8,692

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$70.58	$35.92	$61.78	$25.27
Crown royalties (D/B)	(3.16)	(0.33)	(2.18)	(0.49)
Transportation costs for FRB (C/B)	(14.70)	(10.69)	(14.96)	(11.84)
Adjusted operating costs (E/B)	(51.09)	(31.13)	(47.89)	(31.96)
Operating netback – CAD$ per barrel	$1.63	$(6.23)	$(3.25)	$(19.02)

Notes:

1.	Calculated per unit amounts may differ due to rounding.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

60	Teck Resources Limited 2021 Fourth Quarter News Release

Blended Bitumen Price Realized Reconciliation1

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2021	2020	2021	2020
Revenue as reported	$210	$140	$715	$454
Less: non-proprietary product revenue	—	(4)	(50)	(21)
Add back: Crown royalties	6	1	15	4
Blended bitumen revenue (A)	$216	$137	$680	$437

Blended bitumen barrels sold (000’s) (B)	2,613	3,056	9,333	11,641
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$82.57	$44.77	$72.89	$37.55

Average exchange rate (CAD$ per US$1.00) (C)	1.26	1.30	1.25	1.34

Blended bitumen price realized – (US$/barrel) (D/C)[1]	$65.53	$34.36	$58.14	$27.99

Note:

1.	Calculated per unit amounts may differ due to rounding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; all guidance provided in this document, including but not limited to the guidance provided in the guidance tables and accompanying discussion under the heading “Guidance” and in the discussion of each operation and business unit, including under the headings “Outlook”; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our development projects and business strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; estimated timing of first production from QB2; expectation that we will be able to reduce mine steelmaking coal inventories in the first half of 2022, and that Neptune will be a key enabler of sales volumes to do so; our goal of becoming carbon neutral by 2050 and effectiveness of announced initiatives to achieve that goal; QB2 capital cost guidance and estimate of QB2 COVID-19 related capital cost, including but not limited to anticipated 2022 spend; size of potential increase to contingency, expectation that QB2 will be a long-life, low-cost operation with major expansion potential; expectations regarding QBME, including the increase in concentrator throughput and timing of the prefeasability study and first production; timing of first production at San Nicolás; timing of completion of studies at Zafranal, San

61	Teck Resources Limited 2021 Fourth Quarter News Release

Nicolás and Galore Creek; timing of Trail major maintenance activities, expectations regarding the benefits of the Neptune Bulk Terminals port upgrade; expected timing of recovery of delayed fourth quarter steelmaking coal sales; steelmaking coal sales to China expectations; expectation that our steelmaking coal business unit is well positioned to deliver strong financial performance in 2022; timing of the Harmer Project and expected benefits of that project; expectation that costs related to key mining drivers such as mine productivity and strip ratio are forecasted to improve compared to 2021; expectation that use of contract labour, rental equipment and our other strategies will enable our production plan and mitigate the risk associated with increased absenteeism due to COVID-19; expectation that increased costs expected for 2022 will be more than offset by continued strong steelmaking coal prices; expectation that the steelmaking coal logistics chain will deliver strong sales volumes in 2022; Elk Valley water treatment spending and operating costs, and plans, as well as treatment capacity expectations and timing; expectation that we will achieve the goal of stabilizing and reducing the selenium trend in the Elk Valley; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; our expectations regarding our effective tax rate; the expectation that up to $100 million, or any, Class B subordinate voting shares will be repurchased annually, and the intention to continue the annual base dividend of $0.50 per share; and all other guidance appearing in this document.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, steelmaking coal and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; and at a reasonable cost; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies and services in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar-Chilean Peso exchange rates and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, on our operations; market competition; the accuracy of our mineral, steelmaking coal and oil reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our steelmaking coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits licences and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Our Guidance tables and business unit sections include

62	Teck Resources Limited 2021 Fourth Quarter News Release

disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Our QB2 capital estimate of US$5.26 billion is based on a CLP/USD exchange rate of 775; 2022 spending is based on an assumed CLP/USD exchange rate of 825 to 850 and an assumed CAD/USD exchange rate of 1.30, Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. Expected timing of first production related to QBME and San Nicolás assumes positive outcomes of the related prefeasibility and feasibility study, timely receipt of all permits and development approvals. Dividend and share repurchase expectations are based on assumptions that all corporate and regulatory requirements are met, and availability of funds. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and

63	Teck Resources Limited 2021 Fourth Quarter News Release

specific port restrictions, Chinese regulation and policies and normal production and operating risks. Dividends and share repurchases can be impacted by share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds, compliance with regulatory requirements and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Declaration of dividends is at the discretion of the Board and dividends, as well as share repurchases, are subject to conditions under corporate law. Any of the foregoing may have the result of restricting future dividends or share repurchases.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this document regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed and approved by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this document regarding our other properties was reviewed and approved by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2021 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on February 24, 2022. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

64	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months and Year Ended December 31, 2021 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2021	2020	2021	2020
Revenue	$4,406	$2,560	$13,481	$8,948

Cost of sales	(2,330)	(2,055)	(8,400)	(7,615)
Gross profit	2,076	505	5,081	1,333

Other operating income (expenses)
General and administration	(59)	(51)	(174)	(132)
Exploration	(23)	(10)	(65)	(45)
Research and innovation	(31)	(46)	(129)	(97)
Impairment reversal (asset impairment) (Note 1)	215	(597)	215	(1,244)
Other operating income (expense) (Note 2)	25	(299)	(78)	(725)
Profit (loss) from operations	2,203	(498)	4,850	(910)
Finance income	1	1	5	10
Finance expense (Note 3)	(54)	(45)	(215)	(278)
Non-operating income (expense) (Note 4)	59	(10)	(105)	43
Share of gain (loss) of associates and joint ventures	(1)	3	(3)	(1)
Profit (loss) before taxes	2,208	(549)	4,532	(1,136)
Recovery of (provision for) income taxes	(685)	76	(1,617)	192
Profit (loss) for the period	$1,523	$(473)	$2,915	$(944)

Profit (loss) attributable to:
Shareholders of the company	$1,487	$(464)	$2,868	$(864)
Non-controlling interests	36	(9)	47	(80)
Profit (loss) for the period	$1,523	$(473)	$2,915	$(944)

Earnings (loss) per share
Basic	$2.79	$(0.87)	$5.39	$(1.62)
Diluted	$2.74	$(0.87)	$5.31	$(1.62)
Weighted average shares outstanding (millions)	533.5	531.1	532.3	534.4
Weighted average diluted shares outstanding (millions)	542.7	531.1	540.3	534.4
Shares outstanding at end of period (millions)	534.2	531.1	534.2	531.1

66	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020
Operating activities
Profit (loss) for the period	$1,523	$(473)	$2,915	$(944)
Depreciation and amortization	404	406	1,583	1,510
Provision for (recovery of) income taxes	685	(76)	1,617	(192)
Asset impairment (impairment reversal)	(215)	597	(215)	1,244
Gain on sale of investments and assets	(1)	(3)	(4)	(75)
Loss on debt redemption or purchase	—	—	—	11
Net finance expense	53	44	210	268
Income taxes paid	(285)	(78)	(849)	(233)
Remeasurement of decommissioning and restoration provisions for closed operations	—	170	35	169
QB2 variable consideration to IMSA and ENAMI	(27)	—	141	(56)
Other	14	111	179	102
Net change in non-cash working capital items	(53)	(104)	(874)	(241)
	2,098	594	4,738	1,563
Investing activities
Expenditures on property, plant and equipment	(1,091)	(930)	(4,046)	(3,129)
Capitalized production stripping costs	(186)	(120)	(667)	(499)
Expenditures on investments and other assets	(26)	(55)	(160)	(190)
Proceeds from investments and assets	6	8	54	146
	(1,297)	(1,097)	(4,819)	(3,672)
Financing activities
Proceeds from debt	427	540	1,639	2,426
Revolving credit facilities	(268)	174	(335)	363
Redemption, purchase or repayment of debt	(16)	(30)	(155)	(457)
Repayment of lease liabilities	(41)	(39)	(139)	(163)
QB2 advances from SMM/SC	125	17	326	41
Interest and finance charges paid	(90)	(64)	(400)	(363)
Issuance of Class B subordinate voting shares	22	1	50	1
Purchase and cancellation of Class B subordinate voting shares	—	—	—	(207)
Dividends paid	(26)	(26)	(106)	(106)
Contributions from non-controlling interests	43	—	113	2
Distributions to non-controlling interests	(28)	(7)	(57)	(9)
Other liabilities	86	—	120	—
	234	566	1,056	1,528
Effect of exchange rate changes on cash and cash equivalents	2	(16)	2	5
Increase (decrease) in cash and cash equivalents	1,037	47	977	(576)
Cash and cash equivalents at beginning of period	390	403	450	1,026
Cash and cash equivalents at end of period	$1,427	$450	$1,427	$450

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Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$1,427	$450
Current income taxes receivable	6	14
Trade and settlement receivables	1,981	1,312
Inventories	2,390	1,872
Prepaids and other current assets	299	352
	6,103	4,000
Financial and other assets	1,571	1,269
Investments in associates and joint ventures	1,060	1,067
Property, plant and equipment	37,382	33,578
Deferred income tax assets	161	271
Goodwill	1,091	1,093
	$47,368	$41,278
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,255	$2,909
Current portion of debt (Note 5)	213	115
Current portion of lease liabilities	127	119
Current income taxes payable	165	102
	3,760	3,245
Debt (Note 5)	7,161	6,140
Lease liabilities	567	573
QB2 advances from SMM/SC	1,263	934
Deferred income tax liabilities	5,973	5,383
Retirement benefit liabilities	517	564
Provisions and other liabilities	4,354	3,731
	23,595	20,570
Equity
Attributable to shareholders of the company	23,005	20,039
Attributable to non-controlling interests	768	669
	23,773	20,708
	$47,368	$41,278

68	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	IMPAIRMENT REVERSAL AND (ASSET IMPAIRMENT)

Impairment Reversal and (Asset Impairment) – 2021

During 2021, we assessed whether there were any indicators of impairment reversal or impairment for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Carmen de Andacollo cash generating unit (CGU) and the Fort Hills CGU, as outlined below.

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit (loss) of our copper operating segment (Note 7).

Fort Hills CGU

In the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU as at December 31, 2021. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021. Cash flow projections used in the analysis as at December 31, 2021 were based on a life of mine plan with cash flows covering a period of 37 years.

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The valuation of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, Canadian/U.S. dollar exchange rates and discount rates. Based on the discounted cash flow model used to determine the recoverable amount as at December 31, 2021, ignoring the above-described interrelationships, a US$1 change in the real long-term WCS heavy oil price would result in a change in the recoverable amount of $100 million. A $0.01 change in the Canadian dollar against the U.S. dollar would result in a change in the recoverable amount of approximately $30 million. A 25 basis point change in the discount rate would result in a change in the recoverable amount of approximately $50 million.

Asset Impairment - 2020

Fort Hills CGU

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier than planned restart of the second train of operations and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our Fort Hills CGU. As a result, we recorded a non-cash, pre-tax asset

69	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

impairment for our Fort Hills CGU of $597 million (after-tax $438 million) in the fourth quarter of 2020. The estimated post-tax recoverable amount of our Fort Hills CGU of $2.1 billion was lower than our carrying value.

The economic model for determining the amount of impairment of our Fort Hills CGU in the fourth quarter assumes a long-term WCS heavy oil price of US$46 per barrel in 2025. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. An 8% real, post-tax discount rate was used to discount cash flow projections based on a cost of capital estimate for similar oil assets.

1.	IMPAIRMENT REVERSAL AND (ASSET IMPAIRMENT), continued

Cash flow projections used in the analysis as at December 31, 2020 were based on current life of mine plans at the testing date and cash flows covered a period of 45 years.

Combined with the pre-tax impairment of $647 million (after-tax $474 million) recorded in the first quarter of 2020, we recorded total pre-tax impairments related to our Fort Hills CGU of $1.2 billion for the year ended December 31, 2020. These impairments affected the profit (loss) of our energy operating segment (Note 7).

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020
Settlement pricing adjustments	$171	$73	$442	$47
Share-based compensation	(43)	(29)	(125)	(47)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(26)	(258)	(108)	(270)
Care and maintenance costs	(20)	(15)	(65)	(52)
Social responsibility and donations	(13)	(9)	(27)	(23)
Gain (loss) on sale of assets	(9)	(21)	(14)	34
Commodity derivatives	(15)	20	(22)	62
Take or pay contract costs	(29)	(28)	(97)	(104)
COVID-19 costs	—	—	—	(282)
Other	9	(32)	(62)	(90)
	$25	$(299)	$(78)	$(725)

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Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020
Debt interest	$74	$73	$298	$275
Interest on advances from SMM/SC	11	8	37	42
Interest on lease liabilities	8	9	35	37
Letters of credit and standby fees	9	13	44	48
Net interest expense on retirement benefit plans	1	2	5	5
Accretion on decommissioning and restoration provisions	39	30	151	114
Other	5	—	15	8
	147	135	585	529
Less capitalized borrowing costs	(93)	(90)	(370)	(251)
	$54	$45	$215	$278

71	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020
QB2 variable consideration to IMSA and ENAMI (a)	$27	$—	$(141)	$56
Foreign exchange gains (losses)	35	(10)	39	(2)
Loss on debt redemption or purchase	—	—	—	(11)
Other	(3)	—	(3)	—
	$59	$(10)	$(105)	$43

a)	QB2 variable consideration to IMSA and ENAMI

During the three months and year ended December 31, 2021, we recorded $nil and $97 million (2020 – $nil and $nil) of expense related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca (QBSA) through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit (loss). The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. As at December 31, 2021, the fair value of this financial liability is $98 million (2020 – $nil) with estimated future average copper prices expected to exceed the US$3.15 per pound threshold and based on the expected commencement of commercial production.

The fair value of the liability to IMSA is calculated using a discounted cash flow method based on quoted market prices and is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 15).

During the three months and year ended December 31, 2021, we recorded $27 million of income and $44 million of expense (2020 – $nil and $56 million of income) related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Empresa Nacional de Minería (ENAMI). As at December 31, 2021, the carrying value of this financial liability, which is measured at amortized cost is $78 million (2020 – $30 million). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect the timing of when QBSA repays the loans.

72	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	DEBT

($ in millions)	December 31, 2021			December 31, 2020
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)

4.75% notes due January 2022	$150	$190	$190	$150	$195	$190
3.75% notes due February 2023	108	140	137	108	144	139
3.9% notes due July 2030	550	751	688	550	781	690
6.125% notes due October 2035	609	1,005	761	609	1,005	764
6.0% notes due August 2040	490	795	620	490	782	622
6.25% notes due July 2041	795	1,349	997	795	1,309	1,001
5.2% notes due March 2042	399	602	500	399	596	502
5.4% notes due February 2043	377	586	473	377	571	475
	3,478	5,418	4,366	3,478	5,383	4,383
QB2 project financing facility (a)	2,252	2,929	2,785	1,147	1,459	1,423
Revolving credit facilities (b)	—	—	—	262	334	334
Antamina loan agreements (c)	176	223	223	90	115	115
	$5,906	$8,570	$7,374	$4,977	$7,291	$6,255
Less current portion of debt	(168)	(213)	(213)	(90)	(115)	(115)
	$5,738	$8,357	$7,161	$4,887	$7,176	$6,140

a)	QB2 Project Financing Facility

As at December 31, 2021, US$2.3 billion was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time, and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on a several basis by SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

Cash and cash equivalents as at December 31, 2021 includes US$70 million (December 31, 2020 – US$64 million) held in QBSA. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

b)	Revolving Credit Facilities

On October 15, 2021, we converted our US$4.0 billion revolving facility into a sustainability-linked facility and extended its maturity to October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents. In addition, on October 15, 2021 we cancelled our US$1.0 billion facility that was scheduled to mature in June 2022.

Any amounts drawn under the US$4.0 facility can be repaid at any time and are due in full at its maturity date. As at December 31, 2021 the facility was undrawn. Amounts outstanding under the facility bear interest at LIBOR plus an

73	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.22 to 1.0 at December 31, 2021, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

5.	DEBT, continued

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2021, we had $2.1 billion of letters of credit outstanding.

We also had $840 million in surety bonds outstanding as at December 31, 2021, to support current and future reclamation obligations.

c)	Antamina Loan Agreements

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement. Once fully drawn, our 22.5% share of the principal value of the loan will be US$225 million. As at December 31, 2021, our share of the amount drawn was US$158 million. Proceeds from the loan were used to repay existing credit facilities and to fund Antamina's capital expenditures program. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

On December 24 2021, Antamina entered into a US$80 million short-term loan agreement which was repaid in January 2022. Our share of the amount drawn was US$18 million and the loan bore interest at 0.6%.

Cash and cash equivalents as at December 31, 2021 includes US$30 million (December 31, 2020 – US$21 million) held in Antamina. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

74	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	EQUITY

a)	Share-Based Compensation

During the year ended December 31, 2021, we granted 2,519,455 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $29.04, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $10.83 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6.3 years, a risk-free interest rate of 0.75%, a dividend yield of 0.69% and an expected volatility of 40%. Share-based compensation expense related to stock options of $7 million and $28 million (2020 – $6 million and $23 million) was recorded for the three months and year ended December 31, 2021, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units). DSUs are granted to directors only and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

During the year ended December 31, 2021, we issued 2,647,258 Units to employees and directors. DSUs and RSUs issued to directors vest immediately. PSUs and PDSUs issued to employees vest in approximately three years and RSUs vest on various dates depending on the grant date. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of Units outstanding at December 31, 2021 was 7,040,729. Share-based compensation expense related to Units of $36 million and $97 million (2020 – $23 million and $24 million) was recorded for the three months and year ended December 31, 2021, respectively.

Total share based compensation expense was $43 million and $125 million (2020 – $29 million and $47 million) (Note 2) for the three months and year ended December 31, 2021, respectively.

b)	Dividends

Dividends of $0.05 per share, totaling $26 million, were paid on our Class A common and Class B subordinate voting shares in the fourth quarter of 2021.

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2021, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2021 to November 1, 2022. All repurchased shares will be cancelled. There were no purchases and no cancellations of Class B subordinate voting shares during the year ended December 31, 2021 . In the first quarter of 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million.

75	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

	Three months ended December 31, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$924	$1,140	$2,285	$210	$—	$4,559
Less intra-segment revenue	—	(153)	—	—	—	(153)
Revenue	924	987	2,285	210	—	4,406
Cost of sales	(482)	(770)	(830)	(248)	—	(2,330)
Gross profit (loss)	442	217	1,455	(38)	—	2,076
Impairment reversal (Note 1)	215	—	—	—	—	215
Other operating income (expense)	13	4	38	—	(143)	(88)
Profit (loss) from operations	670	221	1,493	(38)	(143)	2,203
Net finance income (expense)	(30)	(12)	(23)	(7)	19	(53)
Non-operating income (expense)	38	1	(1)	(1)	22	59
Share of loss of associates and joint ventures	(1)	—	—	—	—	(1)
Profit (loss) before taxes	677	210	1,469	(46)	(102)	2,208
Capital expenditures	892	82	274	26	3	1,277

	Three months ended December 31, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$820	$879	$861	$140	$—	$2,700
Less intra-segment revenue	—	(140)	—	—	—	(140)
Revenue	820	739	861	140	—	2,560
Cost of sales	(452)	(592)	(825)	(186)	—	(2,055)
Gross profit (loss)	368	147	36	(46)	—	505
Asset impairment (Note 1)	—	—	—	(597)	—	(597)
Other operating income (expense)	29	(49)	(127)	(20)	(239)	(406)
Profit (loss) from operations	397	98	(91)	(663)	(239)	(498)
Net finance income (expense)	(29)	(11)	(13)	(7)	16	(44)
Non-operating income (expense)	(14)	(7)	(3)	(1)	15	(10)
Share of gain (loss) of associates and joint ventures	4	—	—	—	(1)	3
Profit (loss) before taxes	358	80	(107)	(671)	(209)	(549)
Capital expenditures	610	53	370	13	4	1,050

76	Teck Resources Limited 2021 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Year ended December 31, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$3,452	$3,574	$6,251	$715	$—	$13,992
Less intra-segment revenue	—	(511)	—	—	—	(511)
Revenue	3,452	3,063	6,251	715	—	13,481
Cost of sales	(1,711)	(2,375)	(3,466)	(848)	—	(8,400)
Gross profit (loss)	1,741	688	2,785	(133)	—	5,081
Impairment reversal (Note 1)	215	—	—	—	—	215
Other operating income (expense)	(14)	(41)	153	(21)	(523)	(446)
Profit (loss) from operations	1,942	647	2,938	(154)	(523)	4,850
Net finance income (expense)	(116)	(47)	(91)	(26)	70	(210)
Non-operating income (expense)	(137)	4	—	—	28	(105)
Share of loss of associates and joint ventures	(3)	—	—	—	—	(3)
Profit (loss) before taxes	1,686	604	2,847	(180)	(425)	4,532
Capital expenditures	3,074	259	1,284	83	13	4,713
Goodwill	389	—	702	—	—	1,091
Total assets	18,077	4,401	18,390	2,704	3,796	47,368

	Year ended December 31, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$2,419	$3,164	$3,375	$454	$—	$9,412
Less intra-segment revenue	—	(464)	—	—	—	(464)
Revenue	2,419	2,700	3,375	454	—	8,948
Cost of sales	(1,560)	(2,177)	(3,098)	(780)	—	(7,615)
Gross profit (loss)	859	523	277	(326)	—	1,333
Asset impairment (Note 1)	—	—	—	(1,244)	—	(1,244)
Other operating expenses	(323)	(98)	(193)	(28)	(357)	(999)
Profit (loss) from operations	536	425	84	(1,598)	(357)	(910)
Net finance income (expense)	(151)	(44)	(56)	(26)	9	(268)
Non-operating income (expense)	38	(4)	13	—	(4)	43
Share of gain (loss) of associates and joint ventures	1	—	—	—	(2)	(1)
Profit (loss) before taxes	424	377	41	(1,624)	(354)	(1,136)
Capital expenditures	1,990	247	1,284	91	16	3,628
Goodwill	391	—	702	—	—	1,093
Total assets	14,546	4,006	17,266	2,658	2,802	41,278

77	Teck Resources Limited 2021 Fourth Quarter News Release